Australia's Most Famous Wine



ROSEMOUNT
ESTATE
The prestige wine of Australia



05006042

making life more enjoyable

9 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692
CHAIRMAN'S LETTER AND SUMMARY TO SHAREHOLDERS

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

9 February 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam,

LETTER TO SHAREHOLDERS – SOUTHCORP TO REINSTATE DIVIDENDS

In accordance with Listing Rule 3.17, please find attached a copy of a letter and summary of results from the Chairman, Brian Finn, which is to be sent to shareholders today.

A copy of the document will also be available on the Southcorp website at www.southcorp.com.au..

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

SOUTHCORP
Southcorp Limited
ABN 80 007 722 643

9 February 2005

Dear Shareholder,

Southcorp to reinstate dividends

I am writing to inform you that for the six months to 31 December 2004, Southcorp has demonstrated further evidence of continuing recovery, with a 49.7% increase in net profit after tax to $60.6 million and a 28.3% lift in earnings before interest and tax to $96.3 million.

The strength of this result, together with strong operating cash flow (up 35% to $121.9 million), has allowed your Board to bring forward the reinstatement of dividends by declaring a 3 cent unfranked dividend for the half-year. The dividend will be paid on 31 March to all Shareholders on the register as at 28 February 2005. Details of the result are provided in the attached summary.

Your Directors are delighted to be in a position to reward the patience and faith you have shown in Southcorp over the past few years by reinstating dividend payments.

Southcorp's recovery is on track and the Company has withstood tough market conditions to deliver significant earnings growth for our Shareholders in the first half of this financial year.

The result is underpinned by strong results in the UK/Europe region and Australasia, solid performance in the Americas, by our continued focus on business improvement through the Veraison program, and by commencing implementation of the asset review we announced in June 2004.

Importantly, we have also reduced our net debt position by a further $146.7 million over the past six months, taking the total debt reduction over the past 18 months to $390 million.

These results further underline why your Board believes you should reject Foster's Group Ltd's unsolicited bid for your shares as inadequate and opportunistic.

Foster's offer price does not adequately reflect the strategic value of owning Southcorp, the profit improvements we are currently delivering nor the cost savings and other benefits Foster's could achieve by merging its wine business with Southcorp, should its takeover bid succeed.

During next week we will be mailing you our formal response to Foster's offer, outlining in more detail our reasons for rejecting it. In the meantime, you should continue to ignore any correspondence you receive from Foster's and decline to take their telephone calls.

Sincerely,

Brian Finn
Chairman
Southcorp Limited

009405 - V3



Southcorp Limited
ABN 80 007 722 643

RESULTS FOR 6 MONTHS ENDED 31 DECEMBER 2004

OVERVIEW

Southcorp has achieved a substantially improved profit performance in tough market conditions as it commences the process of driving profitable growth and continues with the business improvement program. The focus continues to be on cash flow generation and improving return on capital employed.

Net profit after tax for the six months to 31 December 2004 ('2005 half-year') was up 49.7% to $60.6 million.

There were no significant items for the 2005 half-year.

Result Overview $ million	HY05	HY04	% chg
Revenue	**574.4**	**558.1**	**2.9%**
EBITA	**96.3**	**75.1**	28.3%
Amortisation	-	-	-
Net interest	(18.1)	(22.9)	(20.9%)
Income tax	(17.6)	(9.7)	81.1%
Net profit after tax (before significant items)	**60.6**	**42.5**	**42.6%**
Significant items after tax	-	(2.0)	n/a
Net profit after tax	**60.6**	**40.5**	**49.7%**
Per share data:			
Earnings	8.1c	5.4c	50.0%
Dividends	3.0c	0.0c	n/a
Net tangible assets	$1.31	$1.22	7.4%

Financial Highlights

- Earnings before interest, tax and amortisation up 28.3% to $96.3 million.
- Continuing strong cash flow generation, delivering $121.9 million in operating cash flows, up 35% on last year.
- Net debt reductions of $146.7 million since 30 June 2004. Net debt has reduced by $390 million from the peak of $842 million in July 2003.
- Working capital has reduced 6.2% since last year despite a 23% increase in the 2004 vintage intake.
- Annualised return on capital employed was 10.7% (2004 half-year: 7.6%)[1], exceeding the cost of capital for the first time in two years.

Business Highlights

- The continued success of Veraison, generating significant ongoing cost savings and a more structured approach to doing business.
- The UK/European business continues to improve ahead of schedule, delivering earnings growth of 113.7%.
- Strong performance from the Australasian business with earnings growth of 39.6%.
- A solid 14.9% improvement in earnings for the Americas in constant currency terms. Adverse currency impacts saw the result decline 0.4% in Australian dollars.
- Solid progress in the implementation of the asset review announced in June 2004. The majority of changes are on track for completion by June 2005.

Dividends

An unfranked dividend of 3.0 cents per share has been declared in respect of profits for the 2005 half-year. The resumption of the dividend is ahead of expectation due to the good earnings performance and continued strong cash flow generation of the business.

Outlook

The Company is in the process of preparing a Target's Statement in response to the Foster's takeover offer, which will be sent to all shareholders. The Target's Statement will provide details on the outlook for the Company for the remainder of 2005 and 2006.

With respect to 2005, and consistent with previous advice to the market, the business is expected to deliver modest profit growth over 2004 due primarily to the negative impact of currency and the lower availability of super premium wines.

[1] before 2004 half-year significant items


Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

9 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP LIMITED - FILE 82-2692

MARKET RELEASE, MEDIA RELEASE AND INTERIM RESULTS ANNOUNCEMENT

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au


Southcorp Limited
ABN 80 007 722 643



MEDIA RELEASE

9 February 2005

SOUTHCORP RECOVERY PAYS DIVIDEND FOR SHAREHOLDERS

SYDNEY - Southcorp has demonstrated further evidence of a continuing recovery, with a 49.7% increase in NPAT to $60.6 million and a 28.3% lift in EBITA to $96.3 million for the six months to 31 December 2004.

The result, coupled with continued strong operating cash flow (up 35% to $121.9 million), has allowed the Southcorp Board to bring forward the reinstatement of dividends by declaring a 3 cent unfranked dividend for the half-year.

Southcorp CEO John Ballard said the result marked another harvest of returns from the business improvement program commenced two years ago and that Southcorp's patient shareholders were starting to be rewarded for their faith in the company.

"Southcorp's recovery is on track and has started to pay dividends for our shareholders," Mr Ballard said.

"We have delivered excellent earnings growth in flat global markets at the same time as commencing our program of reinvesting significant new funding behind the marketing and promotion of our brands.

"It is also pleasing to see that our focus on generating cash flow has resulted in a further $146.7 million reduction in net debt during the period. This improvement leaves our total net debt position at $451.7 million and supports our ability to reinstate dividend payments to shareholders.

"Our focus on increasing our return on capital employed ('ROCE') has also begun to show positive results, with the annualised ROCE rate for the half-year standing at 10.7% - exceeding the cost of capital for the first time in two years.

"Operationally, the result was underpinned by excellent performances in the UK/Europe region and in Australasia, a solid progress in the Americas region, by our continued focus on business improvement through the Veraison program, and by the commencement of implementation of the asset review program we announced in June 2004.

"I want to acknowledge the hard work, skill and dedication of all of our staff over the past 18 months as we've turned the business around – this result shows the continued outcomes of their efforts." Mr Ballard said.

Financial Highlights:

- Earnings before interest, tax and amortisation up 28.3% to $96.3 million.
- Continuing strong cash flow generation, delivering $121.9 million in operating cash flows, up 35% on last year.
- Net debt reductions of $146.7 million since 30 June 2004. Net debt has reduced by $390 million from the peak of $842 million in July 2003.
- Working capital has reduced 6.2% since last year despite a 23% increase in the 2004 vintage intake.
- Annualised return on capital employed was 10.7% (2004 half-year: 7.6%)[1], exceeding the cost of capital for the first time in two years.

[1] before 2004 half-year significant items

Business Highlights

- The continued success of Veraison, generating significant ongoing cost savings and a more structured approach to doing business.
- The UK/European business continues to improve ahead of schedule, delivering earnings growth of 113.7%.
- Strong performance from the Australasian business with earnings growth of 39.6%.
- A solid 14.9% improvement in earnings for the Americas in constant currency terms. Adverse currency impacts saw the result decline 0.4% in Australian dollars.
- Solid progress in the implementation of the asset review announced in June 2004. The majority of changes are on track for completion by June 2005.

Dividend

An unfranked dividend of 3.0 cents per share has been declared in respect of profits for the 2005 half-year. The resumption of the dividend is ahead of expectation due to improved earnings performance and continued strong cash flow. The dividend will be paid on 31 March to all shareholders on the Southcorp register as at 28 February 2005.

Trading Review

"Solid improvements in our earnings were achieved across all regions against the backdrop of difficult trading conditions in all markets. The result saw generally flat sales growth except in the UK/Europe region, where sales revenue grew an impressive 20%," Mr Ballard said.

"As previously foreshadowed, advertising and promotion budgets in Australasia and the Americas increased by 40% and 50% respectively for the half, with most of the spending occurring in November and December. It is too early to see any benefit to top line growth from this spending at this stage.

"There is also early evidence that some of the oversupply issues which have hampered the global wine industry in recent years are receding." Mr Ballard concluded.

Outlook

Mr Ballard said that detailed financial forecasts for the 2005 and 2006 financial years would be included in the Target Statement due to be lodged with ASIC over the next two weeks. He reaffirmed his previous guidance to the market for modest earnings growth in relation to the 2005 full year result.

For further information contact:

Media:
Ross Thornton
Direct: 61 2 9465 1188
Mob: 0418 233 062

Investors
Kristina Devon
Direct: 61 2 9465 1048
Mob: 0409 030 767



RESULTS FOR 6 MONTHS ENDED 31 DECEMBER 2004

9 February 2005

OVERVIEW

Southcorp has achieved a substantially improved profit performance in tough market conditions as it commences the process of driving profitable growth and continues with the business improvement program. The focus continues to be on cash flow generation and improving return on capital employed.

Net profit after tax for the six months to 31 December 2004 ('2005 half-year') was up 49.7% to $60.6 million.

There were no significant items for the 2005 half-year.

Result Overview $ million	HY05	HY04	% chg
Revenue	574.4	558.1	2.9%
EBITA	96.3	75.1	28.3%
Amortisation	-	-	-
Net interest	(18.1)	(22.9)	(20.9%)
Income tax	(17.6)	(9.7)	81.1%
Net profit after tax (before significant items)	60.6	42.5	42.6%
Significant items after tax	-	(2.0)	n/a
Net profit after tax	60.6	40.5	49.7%
Per share data:			
Earnings	8.1c	5.4c	50.0%
Dividends	3.0c	0.0c	n/a
Net tangible assets	$1.31	$1.22	7.4%

Financial Highlights

- Earnings before interest, tax and amortisation up 28.3% to $96.3 million.
- Continuing strong cash flow generation, delivering $121.9 million in operating cash flows, up 35% on last year.
- Net debt reductions of $146.7 million since 30 June 2004. Net debt has reduced by $390 million from the peak of $842 million in July 2003.
- Working capital has reduced 6.2% since last year despite a 23% increase in the 2004 vintage intake.
- Annualised return on capital employed was 10.7% (2004 half-year: 7.6%)[1], exceeding the cost of capital for the first time in two years.

Business Highlights

- The continued success of Veraison, generating significant ongoing cost savings and a more structured approach to doing business.
- The UK/European business continues to improve ahead of schedule, delivering earnings growth of 113.7%.
- Strong performance from the Australasian business with earnings growth of 39.6%.
- A solid 14.9% improvement in earnings for the Americas in constant currency terms. Adverse currency impacts saw the result decline 0.4% in Australian dollars.
- Solid progress in the implementation of the asset review announced in June 2004. The majority of changes are on track for completion by June 2005.

Dividends

An unfranked dividend of 3.0 cents per share has been declared in respect of profits for the 2005 half-year. The resumption of the dividend is ahead of expectation due to the good earnings performance and continued strong cash flow generation of the business.

EVENTS OCCURING AFTER 31 DECEMBER 2004

On 17 January 2005, Beringer Blass Wines Pty Ltd, a wholly owned subsidiary of Fosters Group Limited, announced a takeover offer for the Company at a price of $4.17 per share. The Directors have recommended that shareholders reject the offer.

OUTLOOK

The Company is in the process of preparing a Target's Statement in response to the Foster's takeover offer which will be sent to all shareholders. The Target's Statement will provide details on the outlook for the Company for the remainder of 2005 and 2006.

With respect to 2005, and consistent with previous advice to the market, the business is expected to deliver modest profit growth over 2004 due primarily to the negative impact of currency and the lower availability of super premium wines.

[1] before 2004 half-year significant items

REVIEW OF FINANCIAL PERFORMANCE

Revenue

Total revenue increased 2.9% to $574.4 million. Major factors were:

- Strong growth in sales revenue from the UK/Europe region which increased 19.6% in the half-year.
- Flat sales in Australasia reflecting the competitive trading environment.
- Decrease in sales revenue from the Americas region of 6.1% due to adverse currency impacts. Sales revenue in US dollars was up 0.7%.

Revenue Summary $million	HY05	HY04	%chg
Australasia	230.8	226.8	1.8%
UK / Europe	134.6	112.5	19.6%
Americas	163.5	174.0	(6.1%)
Total Sales Revenue	**528.9**	**513.3**	**3.0%**
Revenue from own grown grapes	2.5	3.0	(14.9%)
Other revenue	43.0	41.8	2.8%
Total Revenue	**574.4**	**558.1**	**2.9%**

EBITA

EBITA before significant items increased 28.3% to $96.3 million, driven by:

- Strong performance in the Australasian and UK/European markets.
- Tightened control over selling and period costs and improved cost of goods sold (COGS).
- Improved inventory management resulting in decreased inventory provisions.
- Significant increase in advertising and promotional spend in the Australasian and Americas regions.
- Adverse SGARA impact of $4.4 million compared to $0.0 million last year.
- The 0.4% earnings decline in the Americas region was a result of the impact of currency. Constant currency earnings grew 14.9% for the half-year.

Earnings Summary $million	HY05	HY04	%chg
Australasia	38.4	27.5	39.6%
UK / Europe	28.1	13.2	113.7%
Americas	34.2	34.3	(0.4%)
	100.8	75.0	34.3%
SGARA	(4.4)	0.0	n/a
EBITA (before significant items)	**96.3**	**75.1**	**28.3%**

Significant Items After Tax

- There were no significant items.

Significant Items (after tax) $million	HY05	HY04
Total	-	(2.0)

Self Generating & Regenerating Assets (SGARA)

- The increment in the net market value of grape vines was reduced as a result of expected lower grape prices and yields for the 2005 vintage.
- Previous net market value adjustments released to COGS have reduced as lower 2004 vintage costs are realised.
- Constant vineyard operating costs notwithstanding higher operating hectares.

SGARA $million	HY05	HY04
Revenue (net market value of own grown grapes)	2.5	3.0
Net increment in net market value of grape vines	32.3	37.0
Vineyard Operating Costs	(31.2)	(31.0)
Gross SGARA Profit	3.6	9.0
Previous net market value adjustments released to COGS	(8.0)	(9.0)
Net SGARA Profit	**(4.4)**	**0.0**

Net Interest

- As a result of the improved borrowing position, net interest expense declined by $4.8 million to $18.1 million.

Income Tax

- Tax expense was $17.6 million. The effective tax rate was 22.5%, which is below the statutory tax rate due to the recouping of tax losses in the USA, realising a benefit of $4.4 million and over provisions in respect of prior years, amounting to $2.7 million.

REVIEW OF CASH FLOW

Net operating cash flows increased $31.7 million to $121.9 million. Key impacts:

- $21.2 million from improved earnings from operations.
- $8.8 million from improved working capital and non-current inventory position.
- $5.0 million less in interest payments, a result of the reduced debt position.

Net investing cash outflows were $16.3 million, comprising primarily:

- Capital expenditure of $20.4 million.
- $31.2 million in proceeds received from the collection of the last major divested business receivable.

Net financing cash inflows were $3.7 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $80 to $90 million. This is $10 million higher than previous expectations as a result of the approval of a number of projects with attractive payback periods.

Cash Flow $ million	HY05	HY04
EBITA	96.3	75.1
Add back: depreciation	20.1	24.9
Add back: cash impact of significant items	-	(7.2)
Change in working capital & non-current inventory	82.3	73.5
Change in net market value of grape vines	(32.3)	(37.0)
Net interest	(18.4)	(23.4)
Income tax paid	(9.6)	(8.1)
Other	(16.5)	(7.8)
Operating Cash Flow	**121.9**	**90.2**
Capital expenditure	(20.4)	(9.6)
Sale of assets & other	36.7	(1.7)
Investing Cash Flow	**16.3**	**(11.3)**
Dividends	-	(74.5)
Proceeds from previously divested businesses	2.0	51.1
Other	1.7	11.7
Financing Cash Flow	**3.7**	**(11.6)**
Net Cash Surplus / (Deficit)	141.8	67.2
Net Debt		
Opening position	598.4	767.5
Net Cash (Surplus) / Deficit	(141.8)	(67.2)
FX adjustment	(4.9)	1.1
Closing Net Debt	**451.7**	**701.4**

REVIEW OF FINANCIAL POSITION

Capital employed decreased by $183.5 million to $1,794.2 million since 31 December 2003, reflecting:

- Current inventory declines of 4% despite a 23% increase in the 2004 vintage intake. This was due to reductions in raw materials and lower prices for grapes.
- Property, plant & equipment write-downs of $65.1 million resulting from the asset review.
- Net debt reductions of $249.7 million.

Capital employed decreased by $92.8 million to $1,794.2 million since 30 June 2004, reflecting:

- Significant reductions in current inventory due to the seasonality of inventory levels in the business. Finished goods inventories increased marginally as safety stocks were built to transition the relocation of the bottling lines from Denman to Nuriootpa and Karadoc.
- Net debt reductions of $146.7 million, a result of continuing strong cash flow generation.

Balance Sheet $ million	HY05	FY04	HY04
Trade debtors	301.0	307.9	288.1
Current inventory	494.4	646.7	514.3
Less: trade creditors	(179.5)	(247.0)	(146.2)
Working capital	615.8	707.6	656.2
Non-current inventory	177.9	175.3	189.3
Property, plant & equipment and grape vines	716.4	687.8	800.2
Intangible assets	366.0	366.0	366.0
Other net assets	(3.7)	47.9	41.3
Provisions	(78.2)	(97.5)	(75.2)
Capital Employed	**1,794.2**	**1,887.0**	**1,977.7**
Comprising :			
Net debt	451.7	598.4	701.4
Total equity	1,342.5	1,288.6	1,276.3
Capital Employed	**1,794.2**	**1,887.0**	**1,977.7**

REGIONAL REVIEW
AUSTRALASIA

A strong result from the Australasian region with earnings growing 39.6% despite flat top line performance. After a year of restructuring the cost base to establish a sustainable profit model, the business is refocused on brand investment and profitable growth. A number of consumer based advertising campaigns have been developed and are being rolled out for the major brands – Penfolds, Rosemount and Lindemans. The Australian marketplace remains highly competitive with significant price competition.

Australasia	HY05	HY04	% chg
Volume (million cases 9LE)	4.6	4.6	(0.8%)
AUD millions			
Sales revenue	230.8	226.8	1.8%
EBITA [1]	38.4	27.5	39.6%
EBITA / sales	16.7%	12.1%	
Sales revenue / case	$50.07	$48.78	2.6%

Financial Highlights

- Case rate improvements of 2.6% reflect improved mix and some price increases. Penfolds premium wines from the May 2004 release were sold during the 2005 first half-year, consistent with our policy of making these wines available throughout the year.
- Volumes remained flat reflecting the impact of continuing competitive trading conditions.
- Margin improvements from 12.1% to 16.7% reflect the above impacts combined with continuing strong controls over overhead expenses and improved COGS.
- A 40% increase in advertising and promotional spending to support brand investment plans. Spending occurred primarily in November and December which should support growth in the second half.

Business Highlights

- Benefits from restructuring sales teams and support functions.
- Continued strength from the Asian region, a result of improved distribution in key markets.
- Escalation in performance of mainstream boutique brands including Seppelt, Devils Lair, Coldstream Hills and Leo Buring.
- Increase in new product innovation – including Secret Stone and new Koonunga Hill SKUs.
- Initial success from Wine Bar rollout.
- Turnaround in sparkling performance led by Killawarra Dusk and Riccadonna.

UK / EUROPE

The business has delivered another strong result, driving solid volume growth and materially improving profitability. This was driven by the success of consumer based marketing campaigns and a continued focus on controlling costs. Market conditions have remained very competitive.

UK / Europe	HY05	HY04	% chg
Volume (million cases 9LE)	2.9	2.5	16.1%
AUD millions			
Sales revenue	134.6	112.5	19.6%
EBITA [1]	28.1	13.2	113.7%
EBITA / sales	20.9%	11.7%	
GBP millions			
Sales revenue	53.9	46.5	15.9%
EBITA [2]	8.0	4.4	81.6%
EBITA / sales	14.9%	9.5%	
Sales revenue / case	£18.53	£18.58	(0.2%)

Financial Highlights

- Volume growth of 16.1% as successful brand investment gained traction.
- Case rates were maintained compared to the 2004 half-year.
- Local currency margin improvements reflect the continued reduction in selling and period costs as well as lower COGS.

Business Highlights

- Strong Lindemans brand performance, underpinned by TV advertising in the UK. Prompted brand awareness has risen to its highest ever level.
- The UK strategy of reduced discounting has been maintained and continues to drive more profitable unit sales.
- New product development, including 3 litre product in Norway, has delivered additional sales.

[1] before 2004 half-year significant items

[2] 2004 half-year A$ costs included in EBITA have been converted to GBP at 2005 half-year rates

AMERICAS

The USA market is beginning to see the California wine surplus ease as supply comes back in line with demand. However, market conditions remained highly competitive due to the introduction of new brands, led by multiple new Australian entries.

Financial Highlights

- Local currency case rates have declined 4.1% since the 2004 half-year and 1.4% since the 2004 financial year. This reflects a continued mix shift to 1.5L products and the success of the Little Penguin.
- Volumes were up 5.0% driven by the success of the Little Penguin, which was released to the market in July.
- Local currency earnings grew a solid 14.9% as a result of control over selling and period costs and improved COGS. As foreshadowed previously to the market, advertising and promotional spend increased significantly for the half-year, up 50%.

Business Highlights

- The Little Penguin launch got off to a strong start in both the USA and Canada and has achieved the number 7 ranking for Australian table wine in the USA (according to November Nielsen data).
- The business completed its formal review of operations in October 2004 and has begun implementing changes.
- Sustained strong Canadian growth on top of last year's record of 1+ million cases.

Americas	HY05	HY04	% chg
Volume (million cases 9LE)	2.9	2.7	5.0%
AUD millions			
Sales revenue	163.5	174.0	(6.1%)
EBITA [1]	34.2	34.3	(0.4%)
EBITA / sales	20.9%	19.7%	
USD millions			
Sales revenue	120.3	119.5	0.7%
EBITA [2]	12.7	11.1	14.9%
EBITA / sales	10.6%	9.3%	
Sales revenue / case	$41.98	$43.79	(4.1%)

HEDGE BOOK

Data as at 31 December 2004.

Hedge Book	2005	2006
USD Book		
% Cover	94%	50%
Hedge rate	0.641	0.621
Effective rate	0.648	0.691
GBP Book		
% Cover	95%	58%
Hedge rate	0.388	0.385
Effective rate	0.389	0.393

Effective rates for 2005 and 2006 are an estimate based on A$1=US$0.760 and A$1=GBP0.405.

For further information contact:

Investors:
Kristina Devon
Ph: +61 2 9465 1048
Mob: 0409 030 767
kristina.devon@southcorp.com.au

Media:
Ross Thornton
Ph: +61 2 9465 1188
Mob: 0418 233 062

Website: www.southcorp.com.au

FORWARD LOOKING STATEMENTS
This market release contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.

[1] before 2004 half-year significant items

[2] 2004 half-year A$ costs included in EBITA have been converted to USD at 2005 half-year rates



Appendix 4D
Half Year Report

Southcorp Limited

ABN or equivalent company reference	**80 007 722 643**	Half year ended	**31 December 2004**

Results for announcement to the market

				$'000
Total revenues from ordinary activities	Up	2.9%	to	574,371
Profit from ordinary activities after tax attributable to members of Southcorp Limited	Up	49.7%	to	60,644
Net profit attributable to members of Southcorp Limited	Up	49.7%	to	60,644

Dividends	Amount per share	Franked amount per share at 30%
Interim dividend	3.0 cents	Nil
Previous corresponding period	Nil	Nil

Record date for determining entitlements to the dividend	28 February 2005
Date interim dividend payable	31 March 2005

The Company's dividend reinvestment plan is currently suspended

Net tangible assets per share
Net tangible asset backing per ordinary security is $1.31 (December 2003: $1.22)

Entities over which control has been gained or lost during the period
None

The half year report comprises this statement, Southcorp Limited and its Controlled Entities half-year financial report at 31 December 2004 prepared in accordance with Accounting Standard AASB 1029 "Interim Financial Reporting", other mandatory professional reporting requirements (Urgent Issues Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The half-year financial report was subject to review by the Company's auditors. Their review report is attached and was not subject to dispute or qualification.

Sign here: ______________________ Date: 9 February 2005

Company Secretary

Print name: Martin Hudson

Southcorp Limited ABN 80 007 722 643
2005 Half Year Report

Contents | **Page**

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the *Corporations Act 2001*.

The Directors present their report on the consolidated entity consisting of Southcorp Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2004.

Directors

The following persons were Directors of Southcorp Limited during the whole of the half-year and up to the date of this report (unless otherwise stated):

T Brian Finn, AO, FACS, FAICD, FUTS, FIE (Aust), FTSE
Chairman, Non-Executive Director

Margaret A Jackson, AC, B Econ, MBA, FCA
Deputy Chairman, Non-Executive Director since 23 August 2004

John C Ballard, MBA, FAICD
Managing Director, Chief Executive Officer

Stephen Gerlach, LLB
Non-Executive Director

Helen A Lynch, AM
Non-Executive Director

John W Murphy, CA, FCPA, B Comm, M Comm
Non-Executive Director

Ernest J J Pope
Non-Executive Director

Mr Thomas P Burnet was a Director from 1 July 2004 until his resignation on 23 July 2004.

Messrs Robert I Oatley, BEM and A G (Sandy) Oatley were Directors from 1 July 2004 until their resignation on 13 January 2005.

Review of operations

Southcorp has achieved a substantially improved profit performance in tough market conditions as it commences the process of driving profitable growth and continues with the business improvement program. The focus continues to be on cash flow generation and improving return on capital employed.

Net profit after tax for the six months to 31 December 2004 ('2005 half-year') was up 49.7% to $60.6 million.

There were no significant items for the 2005 half-year.

Financial Highlights

- Earnings before interest, tax and amortisation up 28.3% to $96.3 million.
- Continuing strong cash flow generation, delivering $121.9 million in operating cash flows, up 35% on last year.
- Net debt reductions of $146.7 million since 30 June 2004. Net debt has reduced by $390 million from the peak of $842 million in July 2003.
- Working capital has reduced 6.2% since last year despite a 23% increase in the 2004 vintage intake.
- Annualised return on capital employed was 10.7% (2004 half-year: 7.6%)[1], exceeding the cost of capital for the first time in two years.

Dividends

An unfranked dividend of 3.0 cents per share has been declared in respect of profits for the 2005 half-year. The resumption of the dividend is ahead of expectation due to the good earnings performance and continued strong cash flow generation of the business.

Outlook

The Company is in the process of preparing a Target's Statement in response to the Foster's takeover offer which will be sent to all shareholders. The Target's Statement will provide details on the outlook for the Company for the remainder of 2005 and 2006.

With respect to 2005, and consistent with previous advice to the market, the business is expected to deliver modest profit growth over 2004 due primarily to the negative impact of currency and the lower availability of super premium wines.

Review of financial performance

Revenue

Total revenue increased 2.9% to $574.4 million. Major factors were:

- Strong growth in sales revenue from the UK/Europe region which increased 19.6% in the half-year.
- Flat sales in Australasia reflecting the competitive trading environment.
- Decrease in sales revenue from the Americas region of 6.1% due to adverse currency impacts. Sales revenue in US dollars was up 0.7%.

EBITA

EBITA before significant items increased 28.3% to $96.3 million, driven by:

- Strong performance in the Australasian and UK/European markets.
- Tightened control over selling and period costs and improved cost of goods sold (COGS).
- Improved inventory management resulting in decreased inventory provisions.
- Significant increase in advertising and promotional spend in the Australasian and Americas regions.
- Adverse SGARA impact of $4.4 million compared to $0.0 million last year.
- The 0.4% earnings decline in the Americas region was a result of the impact of currency. Constant currency earnings grew 14.9% for the half-year.

Significant Items After Tax

There were no significant items.

Self Generating & Regenerating Assets (SGARA)

The increment in the net market value of grape vines was reduced as a result of expected lower grape prices and yields for the 2005 vintage.

Previous net market value adjustments released to COGS have reduced as lower 2004 vintage costs are realised.

Constant vineyard operating costs notwithstanding higher operating hectares.

Net Interest
As a result of the improved borrowing position, net interest expense declined by $4.8 million to $18.1 million.

Income Tax
Tax expense was $17.6 million. The effective tax rate was 22.5%, which is below the statutory tax rate due to the recouping of tax losses in the USA, realising a benefit of $4.4 million and over provisions in respect of prior years, amounting to $2.7 million.

Cash flow
Net operating cash flows increased $31.7 million to $121.9 million. Key impacts:

- $21.2 million from improved earnings from operations.
- $8.8 million from improved working capital and non-current inventory position.
- $5.0 million less in interest payments, a result of the reduced debt position.

Net investing cash outflows were $16.3 million, comprising primarily:

- Capital expenditure of $20.4 million.
- $31.2 million in proceeds received from the collection of the last major divested business receivable.

Net financing cash inflows were $3.7 million.

Capital expenditure planned for 2005, including the implementation of the asset review, is expected to be $80 to $90 million. This is $10 million higher than previous expectations as a result of the approval of a number of projects with attractive payback periods.

Financial position
Capital employed decreased by $92.8 million to $1,794.2 million since 30 June 2004, reflecting:

- Significant reductions in current inventory due to the seasonality of inventory levels in the business. Finished goods inventories increased marginally as safety stocks were built to transition the relocation of the bottling lines from Denman to Nuriootpa and Karadoc.
- Net debt reductions of $146.7 million, a result of continuing strong cash flow generation.

Regional review
Australasia
A strong result from the Australasian region with earnings growing 39.6% despite flat top line performance. After a year of restructuring the cost base to establish a sustainable profit model, the business is refocused on brand investment and profitable growth. A number of consumer based advertising campaigns have been developed and are being rolled out for the major brands – Penfolds, Rosemount and Lindemans. The Australian marketplace remains highly competitive with significant price competition.

Financial Highlights

- Case rate improvements of 2.6% reflect improved mix and some price increases. Penfolds premium wines from the May 2004 release were sold during the 2005 first half-year, consistent with our policy of making these wines available throughout the year.
- Volumes remained flat reflecting the impact of continuing competitive trading conditions.
- Margin improvements from 12.1% to 16.7% reflect the above impacts combined with continuing strong controls over overhead expenses and improved COGS.
- A 40% increase in advertising and promotional spending to support brand investment plans. Spending occurred primarily in November and December which should support growth in the second half.

Business Highlights

- Benefits from restructuring sales teams and support functions.
- Continued strength from the Asian region, a result of improved distribution in key markets.

- Escalation in performance of mainstream boutique brands including Seppelt, Devils Lair, Coldstream Hills and Leo Buring.
- Increase in new product innovation – including Secret Stone and new Koonunga Hill SKUs.
- Initial success from Wine Bar rollout.
- Turnaround in sparkling performance led by Killawarra Dusk and Riccadonna.

UK / Europe

The business has delivered another strong result, driving solid volume growth and materially improving profitability. This was driven by the success of consumer based marketing campaigns and a continued focus on controlling costs. Market conditions have remained very competitive.

Financial Highlights

- Volume growth of 16.1% as successful brand investment gained traction.
- Case rates were maintained compared to the 2004 half-year.
- Local currency margin improvements reflect the continued reduction in selling and period costs as well as lower COGS.

Business Highlights

- Strong Lindemans brand performance, underpinned by TV advertising in the UK. Prompted brand awareness has risen to its highest ever level.
- The UK strategy of reduced discounting has been maintained and continues to drive more profitable unit sales.
- New product development, including 3 litre product in Norway, has delivered additional sales.

Americas

The USA market is beginning to see the California wine surplus ease as supply comes back in line with demand. However, market conditions remained highly competitive due to the introduction of new brands, led by multiple new Australian entries.

Financial Highlights

- Local currency case rates have declined 4.1% since the 2004 half-year and 1.4% since the 2004 financial year. This reflects a continued mix shift to 1.5L products and the success of the Little Penguin.
- Volumes were up 5.0% driven by the success of the Little Penguin, which was released to the market in July.
- Local currency earnings grew a solid 14.9% as a result of control over selling and period costs and improved COGS. As foreshadowed previously to the market, advertising and promotional spend increased significantly for the half-year, up 50%.

Business Highlights

- The Little Penguin launch got off to a strong start in both the USA and Canada and has achieved the number 7 ranking for Australian table wine in the USA (according to November Nielsen data).
- The business completed its formal review of operations in October 2004 and has begun implementing changes.
- Sustained strong Canadian growth on top of last year's record of 1+ million cases.

Hedge Book

Data as at 31 December 2004.

Hedge Book	2005	2006
USD Book		
% Cover	94%	50%
Hedge rate	0.641	0.621
Effective rate	0.648	0.691
GBP Book		
% Cover	95%	58%
Hedge rate	0.388	0.385
Effective rate	0.389	0.393

Effective rates for 2005 and 2006 are an estimate based on A$1=US$0.760 and A$1=GBP0.405.

Lead Auditor's Independence Declaration

The lead auditor's independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 7 and forms part of the Directors' report for the half-year ended 31 December 2004.

Rounding Off

The Company is a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' Report have been rounded to the nearest thousand dollars, unless otherwise stated.

Signed in accordance with a resolution of the Directors.

T B Finn, Director

9 February 2005



Lead auditor's independence declaration under section 307C of the Corporations Act 2001

To: the Directors of Southcorp Limited

I declare that, to the best of my knowledge and belief, in relation to the review for the half-year ended 31 December 2004 there have been:

(i) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the review; and

(ii) no contraventions of any applicable code of professional conduct in relation to the review.

KPMG

KPMG

D S Rogers
Partner

Sydney
9 February 2005



KPMG, an Australian partnership, is a member of KPMG International, a Swiss non-operating association.

Southcorp Limited
Directors' declaration

The Directors declare that the financial statements and notes set out on pages 11 to 30:

(a) comply with Accounting Standards, the *Corporations Regulations 2001* and other mandatory professional reporting requirements, and
(b) give a true and fair view of the consolidated entity's financial position as at 31 December 2004 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

In the Directors' opinion:
(a) the financial statements and notes are in accordance with the *Corporations Act 2001*; and
(b) there are reasonable grounds to believe that Southcorp Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the Directors.

T B Finn, Director

9 February 2005



Independent review report to the members of Southcorp Limited

Scope

The financial report and directors' responsibility

The financial report comprises the statement of financial position, statement of financial performance, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for Southcorp Limited ("the Company") and Southcorp Limited and its controlled entities ("the Consolidated Entity"), for the half-year ended 31 December 2004. The Consolidated Entity comprises both the Company and the entities it controlled during that half-year.

The directors of the Company are responsible for the preparation and true and fair presentation of the financial report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report.

Review approach

We conducted an independent review in order for the Company to lodge the financial report with the Australian Securities and Investments Commission. Our review was conducted in accordance with Australian Auditing Standards applicable to review engagements.

We performed procedures in order to state whether on the basis of the procedures described anything has come to our attention that would indicate the financial report does not present fairly, in accordance with the Corporations Act 2001, Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the Consolidated Entity's financial position, and of its performance as represented by the results of its operations and cash flows.

We formed our statement on the basis of the review procedures performed, which were limited primarily to enquiries of company personnel and analytical procedures applied to the financial data.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

The procedures do not provide all the evidence that would be required in an audit, thus the level of assurance is less than given in an audit. We have not performed an audit and, accordingly, we do not express an audit opinion.

A review cannot guarantee that all material misstatements have been detected.

Independence

In conducting our review, we followed applicable independence requirements of Australian professional ethical pronouncements and the Corporations Act 2001.





Independent review report to the members of Southcorp Limited

Statement

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe the half-year financial report of Southcorp Limited is not in accordance with:

(b) the Corporations Act 2001, including:

  (i) giving a true and fair view of the Consolidated Entity's financial position as at 31 December 2004 and of its performance for the half-year ended on that date; and

  (ii) complying with Australian Accounting Standard AASB 1029 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(c) other mandatory professional reporting requirements in Australia.

KPMG

KPMG

D S Rogers
Partner

Sydney
9 February 2005

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL PERFORMANCE
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
Revenue from ordinary activities	2	**574,371**	558,086
Expenses from ordinary activities, excluding borrowing costs	3	**(476,738)**	(484,845)
Borrowing costs	5	**(19,413)**	(24,196)
Share of net profits (losses) of joint ventures accounted for using the equity method		**-**	322
Profit from ordinary activities before related income tax expense		**78,220**	49,367
Income tax expense relating to ordinary activities	6	**(17,588)**	(8,854)
Profit from ordinary activities after income tax		**60,632**	40,513
Net loss attributable to outside equity interests		**12**	8
Net profit attributable to members of Southcorp Limited		**60,644**	40,521
Non-owner transaction changes in equity			
Net exchange differences on translation of financial statements of self-sustaining foreign operations	26	**(6,723)**	(1,758)
Total revenues, expenses and valuation adjustments attributable to members of Southcorp Limited recognised directly in equity		**(6,723)**	(1,758)
Total changes in equity from non-owner transactions attributable to members of Southcorp Limited		**53,921**	38,763
Basic earnings per share for Southcorp Limited		***8.1 cents***	*5.4 cents*
Diluted earnings per share for Southcorp Limited		**8.1 cents**	5.4 cents

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF FINANCIAL POSITION
AS AT 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
Current assets			
Cash assets	9	**61,268**	30,045
Receivables	10	**321,541**	337,664
Inventories	11	**494,370**	646,679
Foreign currency hedges - anticipated transactions	12	**48,422**	49,754
Other financial assets	13	**-**	33,770
Current tax assets		**10,431**	10,385
Prepayments		**11,177**	8,611
Total current assets		**947,209**	1,116,908
Non-current assets			
Receivables	14	**17,636**	17,451
Inventories	15	**177,875**	175,286
Foreign currency hedges - anticipated transactions	12	**63,870**	55,291
Property, plant and equipment	16	**507,190**	513,541
Grape vines	17	**209,233**	174,298
Intangible assets	18	**365,997**	365,997
Deferred tax assets		**27,638**	44,605
Prepayments		**499**	595
Total non-current assets		**1,369,938**	1,347,064
Total assets		**2,317,147**	2,463,972
Current liabilities			
Payables	19	**213,185**	278,950
Interest-bearing liabilities	20	**21,288**	44,106
Current tax liabilities		**10,542**	8,420
Provisions	21	**56,898**	73,620
Foreign currency hedges - anticipated transactions	22	**48,422**	49,754
Total current liabilities		**350,335**	454,850
Non-current liabilities			
Interest-bearing liabilities	23	**491,687**	584,386
Deferred tax liabilities		**47,442**	56,924
Provisions	24	**21,307**	23,924
Foreign currency hedges - anticipated transactions	22	**63,870**	55,291
Total non-current liabilities		**624,306**	720,525
Total liabilities		**974,641**	1,175,375
Net assets		**1,342,506**	1,288,597
Equity			
Contributed equity	25	**1,514,282**	1,514,282
Reserves	26	**961**	7,684
Retained profits (accumulated losses)	27	**(172,748)**	(233,392)
Equity attributable to members of Southcorp Limited		**1,342,495**	1,288,574
Outside equity interests	28	**11**	23
Total equity		**1,342,506**	1,288,597

The accompanying notes form part of the financial statements.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
STATEMENT OF CASH FLOWS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

	Note	Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
Cash flows from operating activities			
Cash receipts in the course of operations		**631,969**	596,467
Cash payments in the course of operations		**(482,134)**	(474,901)
Interest and other borrowing costs paid		**(19,629)**	(24,919)
Interest received		**1,235**	1,566
Income taxes paid		**(9,590)**	(8,060)
Net operating cash flows	31(a)	**121,851**	90,153
Cash flows from investing activities			
Payments for property, plant and equipment and grape vines		**(20,414)**	(9,618)
Proceeds from sale of property, plant and equipment		**3,236**	1,245
Proceeds from redemption of equity investments		**31,260**	-
Proceeds from joint venture investments		**2,957**	-
Payments relating to divested businesses		**(781)**	(2,928)
Net investing cash flows		**16,258**	(11,301)
Cash flows from financing activities			
Dividends paid		**-**	(74,451)
Proceeds from repayment of loans		**1,736**	11,749
Proceeds from deferred consideration from divested businesses		**1,978**	51,067
Proceeds from borrowings		**30,000**	424,109
Repayment of borrowings		**(140,053)**	(465,179)
Net financing cash flows		**(106,339)**	(52,705)
Net increase in cash held		**31,770**	26,147
Cash at the beginning of the year		**30,045**	34,028
Effects of exchange rate changes on the balances of cash held in foreign currencies at the beginning of the year		**(547)**	(1,076)
Cash at the end of the half-year	31(b)	**61,268**	59,099

The accompanying notes form part of the financial statements.

1. STATEMENT OF SIGNIFICANT ACCOUNTING POLICIES

The significant policies which have been adopted in the preparation of this financial report are detailed below.

(a) Basis of preparation

This general purpose financial report for the interim half-year reporting period ended 31 December 2004 has been prepared in accordance with Accounting Standard AASB 1029 *Interim Financial Reporting*, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2004 and any public announcements made by Southcorp Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

Unless otherwise stated, the accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

(b) Principles of consolidation

The consolidated financial statements of the economic entity include the financial statements of the Company, Southcorp Limited, the chief entity, and its controlled entities (together the consolidated entity).

Controlled entities

Where a controlled entity is acquired or disposed of during the year, the results are included in the consolidated financial statements from the date control commences or up to the date control ceases. Outside interests in the equity and results of the entities that are controlled by the consolidated entity are shown as a separate item in the consolidated financial statements.

All balances and effects of transactions between controlled entities have been eliminated.

Associates and joint venture entities

Investments in associates and joint venture entities are accounted for using equity accounting principles. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of an associate's or joint venture entity's net profit or loss after tax is recognised in the consolidated statement of financial performance after adjustments for dissimilar accounting policies and amortisation of goodwill. Other movements in reserves are recognised directly in consolidated reserves.

Transactions eliminated on consolidation

Unrealised gains relating to associates and joint venture entities are eliminated against the carrying amount of the investment. Unrealised losses are eliminated in the same way as unrealised gains, unless they evidence a recoverable amount impairment.

(c) Foreign currency translation

Transactions

Foreign currency transactions are translated to Australian dollars at exchange rates ruling at the dates of the transactions. Amounts payable and receivable in foreign currencies at the reporting date are translated at the exchange rates ruling on that date. Exchange differences relating to these amounts are brought to account as exchange gains or losses in the statement of financial performance in the periods in which the exchange rate changes, except where such differences relate to hedging specific anticipated transactions or the acquisition of qualifying assets. Exchange differences arising

(c) Foreign currency translation (continued)

from transactions hedging the net investment in self-sustaining operations, or relating to amounts payable or receivable in foreign currency forming part of a net investment in a self-sustaining foreign operation, together with any related income tax expense/benefit, are transferred to the foreign currency translation reserve on consolidation.

Translation of foreign operations

Overseas controlled entities are considered to be self-sustaining operations and their assets and liabilities are translated at rates of exchange ruling at reporting date. Equity items are translated at historical rates. The statement of financial performance is translated at an average rate for the reporting period. Exchange differences arising on translation are transferred to the foreign currency translation reserve until the disposal, or partial disposal of the operations. The balance of the foreign currency translation reserve relating to a foreign operation that is disposed of, or partially disposed of, is transferred to retained profits in the reporting period of disposal.

(d) Derivatives

The consolidated entity's activities expose it to changes in foreign currency exchange rates and interest rates in its normal course of business. The principal derivative financial instruments used to hedge these risks are interest rate swaps, interest rate options, forward foreign exchange contracts and foreign currency option contracts. The consolidated entity does not enter into derivative transactions for speculative purposes.

A transaction is designated as a hedge of the anticipated specific purchase or sale of goods or services, purchase of qualifying assets, or an anticipated interest transaction, only when they are expected to reduce exposure to the risk being hedged, are designated so that it is clear when an anticipated transaction has or has not occurred and it is probable the anticipated transaction will occur as designated. Gains or losses on the hedge arising up to the date of the anticipated transaction, together with any costs or gains arising at the time of entering into the hedge, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred as designated. Any gains or losses on the hedge transaction after that date are included in the statement of financial performance.

The net amount receivable or payable under forward foreign exchange contracts and the associated deferred gains or losses are recorded in the statement of financial position from the date of inception of the hedge transaction. Once recognised, the receivables and payables are revalued to the foreign currency exchange rate applicable at reporting date.

Option premiums are recorded as assets when paid and included in the measurement of the transaction when it occurs.

When the anticipated transaction is no longer expected to occur as designated, the deferred gains or losses relating to the hedge transaction are recognised immediately in the statement of financial performance.

All non-specific hedge transactions are initially recorded at the spot rate at the date of the transaction. Hedges of this type outstanding at reporting date are translated at the rates of exchange ruling on that date and any exchange differences are brought to account in the statement of financial performance. Costs or gains arising at the time of entering into the hedge are deferred and amortised over the life of the hedge.

Where a hedge transaction (including an option contract) is terminated early and the anticipated transaction is still expected to occur as designated, the deferred gains or losses that arise on the foreign currency hedge prior to its termination continue to be deferred and are included in the measurement of the purchase or sale when it occurs. Where a hedge transaction is terminated early because the anticipated transaction is no longer expected to occur as designated, deferred gains or losses that arise on the foreign currency hedge are included in the statement of financial performance for the period.

(d) Derivatives (continued)

Where a hedge is redesignated as a hedge of another transaction, gains or losses arising on the hedge prior to its redesignation are only deferred where the original anticipated transaction is still expected to occur as designated. Where the original anticipated transaction is no longer expected to occur as designated, any gains or losses relating to the hedge instrument are included in the statement of financial performance for the period.

Gains or losses that arise prior to and upon the maturity of transactions entered into under hedge rollover strategies are deferred and included in the measurement of the hedged anticipated transaction if the transaction is still expected to occur as designated. If the anticipated transaction is no longer expected to occur as designated, the gains or losses are recognised immediately in the statement of financial performance.

(e) Contributed equity

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transaction costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(f) Revenue recognition

Revenues are recognised at fair value of the consideration received net of the amount of goods and services tax payable to taxation authorities. Exchanges of goods or services of the same nature and value without any cash consideration are not recognised as revenues.

Sale of goods

Revenue from sale of goods is recognised (net of returns, discounts, allowances, rebates and taxes) when control of the goods passes to the customer.

Net market value of own-grown grapes

The market value of harvested grapes net of harvesting costs is recognised as revenue in the statement of financial performance in the period in which the harvest occurs.

Grape vines net market value movements

Increments or decrements in the net market value of grape vines are recognised as revenues or expenses in the statement of financial performance in the period in which they occur.

Vineyard operating costs incurred in maintaining and enhancing the vines are recognised as expenses when incurred.

Sale of non-current assets

The gross proceeds from the sale of non-current assets are included as revenue at the date control passes to the buyer, usually when an unconditional contract of sale is signed or conditions are satisfied.

The gain or loss on disposal is calculated as the difference between the carrying amount of the asset and the net proceeds on disposal (including incidental costs).

Dividends

Dividends and distributions from controlled entities and associates are recognised when declared. Dividends from other investments are recognised when received or receivable.

(g) Taxation

Tax effect accounting procedures are followed whereby the income tax expense in the statement of financial performance is matched with the accounting profit after allowing for permanent differences. Income tax on cumulative timing differences is set aside to the deferred income tax or the future income tax benefit accounts at the rates which are expected to apply when those timing differences reverse. Future income tax benefits are not brought to account unless realisation of the asset is assured beyond reasonable doubt, or if relating to tax losses when realisation is virtually certain.

No provision is made for additional taxes which could become payable if certain reserves of foreign controlled entities were to be distributed as it is not expected that any substantial amount will be distributed from those reserves in the foreseeable future.

Tax consolidation

Southcorp Limited and its wholly-owned Australian controlled entities have decided to implement tax consolidation as of 1 July 2003. The Australian Taxation Office has been notified of this decision.

As a consequence, the Company as the head entity in the tax consolidated group, recognises current and deferred tax amounts relating to transactions, events and balances of the wholly-owned Australian controlled entities in the group as if those transactions, events and balances were its own, in addition to the current and deferred tax amounts arising in relation to its own transactions, events and balances. Amounts receivable or payable under tax funding agreements between the Company and the tax consolidated entities are recognised separately as tax-related amounts receivable or payable. Expenses and revenues arising under the tax funding agreements are recognised as a component of income tax expense.

(h) Goods and services tax

Revenues, expenses and assets are recognised net of the amount of goods and services tax ("GST"), except where the amount of GST incurred is not recoverable from the taxation authorities. In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of the expense.

Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the taxation authorities is included as a current asset or liability in the statement of financial position.

Revenues are also recognised net of the wine equalisation tax ("WET") and receivables are stated with the amount of WET included. The WET payable to the taxation authorities is included as a current liability in the statement of financial position.

Cash flows are included in the statement of cash flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the taxation authorities are classified as operating cash flows.

(i) Earnings per share

Basic earnings per share

Basic earnings per share ("EPS") is determined by dividing the net profit (loss) after income tax attributable to members of the Company, excluding any costs of servicing equity, by the weighted average number of ordinary shares outstanding during the financial reporting period, adjusted for bonus elements in ordinary shares issued during the reporting period.

Diluted earnings per share

Diluted EPS adjusts the figures used in the determination of basic EPS to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of ordinary shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

(j) Receivables

Trade debtors and other receivables within terms allowed are recognised at amounts due. Trade debtor terms are generally between 28 and 90 days depending on the nature of the transaction. The collectibility of debts is assessed at reporting date and specific provisions are made for any doubtful accounts.

(k) Inventories

Inventories are carried at the lower of cost and net realisable value. Cost is based on the first-in-first-out principle and includes expenditure incurred in acquiring the inventories and bringing them to their existing condition and location. Cost for work in progress and finished goods includes direct materials, direct labour, an appropriate proportion of fixed and variable overheads and an appropriate allocation of borrowing costs for non-current inventory. Fixed costs have been allocated on the basis of normal operating capacity.

Harvested grapes are recorded in inventories in the period of harvest at net market value.

Net realisable value is determined on the basis of each entity's normal selling patterns. All relevant selling, marketing, distribution and associated costs are estimated and deducted to establish net realisable value.

(l) Investments

Controlled entities

Investments in controlled entities are carried in the Company's financial statements at the lower of cost and recoverable amount.

Joint venture entities

A joint venture entity is an entity which has a contractual arrangement whereby two or more parties undertake an economic activity which is subject to joint control. Investments in joint venture entities are carried at the lower of the equity accounted amount and recoverable amount.

Other entities

Investments in other listed and unlisted entities are carried at the lower of cost and recoverable amount, being a Directors' valuation based on market value at the time of the valuation.

(m) Non-current assets

The carrying amounts of all non-current assets are reviewed at reporting date to determine whether they are in excess of their recoverable amount. If the carrying amount valued on the cost basis of a non-current asset exceeds recoverable amount, the asset is written down to the lower amount and the difference is expensed in the reporting period in which it occurs.

In assessing the recoverable amount of non-current assets the relevant net cash flows have been discounted to their net present values.

(n) Property, plant and equipment

Property, plant and equipment acquired is initially recorded at cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition.

The cost of assets constructed or internally generated by the consolidated entity includes the cost of material and direct labour. Directly attributable overheads and other incidental costs are also capitalised to the asset. Borrowing costs are capitalised to qualifying assets as set out in note 1(t).

All items of property, plant and equipment are carried at the lower of cost less accumulated depreciation and recoverable amount.

(n) Property, plant and equipment (continued)

Items of property, plant and equipment, excluding freehold land, are depreciated using the straight line method at rates based upon the estimated useful life of the asset taking into account estimated residual values. Depreciation commences from the time the asset is acquired or completed and held ready for commercial use. The expected useful lives for each class of asset are as follows:

- Buildings 66 years
- Plant and equipment 3 to 40 years

Depreciation rates are reviewed annually for appropriateness. When changes are made, adjustments are reflected prospectively in current and future periods. Depreciation and amortisation are expensed except to the extent they are included in the carrying amount of another asset or an allocation of production overheads.

(o) Leased assets

Leases of property, plant and equipment under which the consolidated entity assumes substantially all the risks and benefits of ownership are classified as finance leases. Other leases are classified as operating leases.

Finance leases are capitalised, recording an asset and liability equal to the present value of the minimum lease payments and including any guaranteed residual values. Capitalised leased assets are amortised on a straight line basis over the term of the relevant lease, or where it is likely the consolidated entity will obtain ownership of an asset, the useful life of the asset to the consolidated entity. Lease liabilities are reduced by repayments of principal. The interest components of the lease payments are expensed as borrowing costs.

Operating leases are not capitalised. Rental payments made under operating leases are expensed on a straight line basis over the term of the leases.

(p) Grape vines

Grape vines are measured at net market value. The net market value of vines is determined as the difference between the net present value of cash flows expected to be generated by the produce harvested from the vines and the net market value of the other integral fixed assets associated with the vineyard. In determining the net market value, certain assumptions have been made including market prices, yields and quality of grapes and vineyard operating costs.

(q) Intangibles

Brand names are recorded at the lower of cost and recoverable amount. Where they have definite lives they are amortised over the periods of time it is estimated benefits will be derived from their use in operations. Brand names which have indefinite lives are not amortised as they have unlimited legal lives and on the basis of current information are unlikely to become commercially or technically obsolete. All brand names included in the statement of financial position are considered to have indefinite lives and therefore are not amortised.

(r) Payables

Trade and other creditors represent liabilities for goods and services provided to the consolidated entity prior to reporting date and which are unpaid. Trade accounts payable are normally settled between 30 and 60 days. Payments to grape growers are made in 3 instalments over a period of approximately 180 days from receipt of grapes.

(s) Interest-bearing liabilities

Bank loans and notes are carried on the statement of financial position at their principal amount, subject to any set-off arrangements. Interest is accrued at the contracted rate and included in other creditors. Commercial paper is carried on the statement of financial position at the net proceeds received, plus accrued interest at the contracted rate.

(t) Borrowing costs

Borrowing costs include interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange losses on borrowings and lease finance charges, net of hedged amounts. Borrowing costs are expensed as incurred unless they relate to qualifying assets in which case borrowing costs are capitalised to the cost of the assets. Qualifying assets are assets which take more than 12 months to get ready for their intended use or sale.

Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that incurred in relation to that borrowing, net of any interest earned. Where funds are borrowed generally, borrowing costs are capitalised using a weighted average capitalisation rate. For the current half-year this rate was 6.5% per annum (2003: 6.5%).

Capitalised borrowing costs relieved on the sale of maturation wine inventories are included in net borrowing costs in the statement of financial performance.

(u) Employee benefits

Provision has been made in the financial statements for entitlements accruing to employees in relation to wages, salaries, sick leave, annual leave, long service leave and other benefits where the consolidated entity has a present obligation to pay resulting from employees' services provided up to reporting date.

Wages, salaries, annual leave and sick leave

Liabilities for employee benefits for wages, salaries, annual leave and sick leave expected to be settled within 12 months of reporting date and beyond represent present obligations resulting from employees' services provided to reporting date, calculated at undiscounted amounts based on remuneration rates that the consolidated entity expects to pay as at reporting date including related on-costs.

Long service leave

The provision for employee benefits for long service leave represents the present value of the estimated future cash outflows to be made resulting from employees' services provided to reporting date. The provision is calculated using expected future increase in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using the rates attached to national government bonds at reporting date which most closely matches the terms of maturity of the related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation funds

The Company and certain controlled entities contribute to a number of superannuation funds. Contributions to defined benefit and accumulation funds are recognised as an expense in the reporting period they are paid or become payable.

Employee share and option plans

Shareholders have approved certain employee and executive share and option plans. Under the rules of these plans, the Company issues shares and grants options from time to time. Costs incurred in administering these plans are expensed as incurred.

Amounts receivable under the various employee share plans are recognised at the lower of the loan receivable and recoverable amount based on the market value of the underlying shares at reporting date.

(v) Provisions

A provision is recognised when a legal or constructive obligation exists as a result of a past event and it is probable that an outflow of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain.

If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability. The unwinding of the discount is treated as part of the expense related to the particular provision.

When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the statement of financial performance, the expense recognised in respect of a provision is presented net of the recovery. In the statement of financial position, the provision is recognised net of the recovery only when the entity has a legally recognised right to set-off the recovery receivable and the provision and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously.

Dividends

A provision for dividends payable is recognised in the reporting period in which the dividends are declared, determined or publicly recommended, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Divested businesses

These amounts relate to provisions established in respect of the divestment of previously controlled entities and businesses and include environmental, pension, litigation and other commitments.

Onerous contracts

A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other

Other provisions include restructuring costs and are only recognised when a detailed plan has been approved and the restructuring has either commenced or been publicly announced or firm contracts related to the restructuring have been entered into. The liabilities for termination benefits that will be paid as a result of these restructurings have been included in the provision for employee benefits.

(w) Significant items

Significant items are those which by their size, nature or incidence are relevant in explaining the financial performance of the consolidated entity and as such are disclosed separately.

(x) Rounding of amounts

The Company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and, in accordance with that Class Order, amounts in the Financial Report and Directors' Report have been rounded off to the nearest thousand dollars, unless otherwise stated.

(y) Revision of accounting estimates

Revisions to accounting estimates are recognised prospectively in current and future periods only.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
2.	**REVENUE FROM ORDINARY ACTIVITIES**		
	Revenue from operating activities		
	Sale of goods	**528,876**	513,306
	Interest received	**1,299**	1,301
	Net increment in net market value of grape vines	**32,277**	37,015
	Net market value of own-grown grapes	**2,533**	2,978
		564,985	554,600
	Other revenue		
	Proceeds from sale of non-current assets	**3,236**	570
	Other	**6,150**	2,916
		9,386	3,486
	Total revenue from ordinary activities	**574,371**	558,086
3.	**EXPENSES FROM ORDINARY ACTIVITIES, EXCLUDING BORROWING COSTS**		
	Cost of goods sold	**(325,277)**	(321,655)
	Administration expenses	**(27,875)**	(26,025)
	Selling, marketing and distribution expenses	**(93,441)**	(102,808)
	Vineyard operating costs	**(31,179)**	(31,003)
	Restructure and redundancy costs	**(1,200)**	(7,187)
	Net write-back of onerous contract provision	**3,164**	4,336
	Other expenses from ordinary activities	**(930)**	(503)
	Total expenses from ordinary activities, excluding borrowing costs	**(476,738)**	(484,845)
4.	**SIGNIFICANT ITEMS INCLUDED IN PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**		
	Restructure and redundancy costs	**-**	(7,187)
	Net write-back of onerous contract provision	**-**	4,336
		-	(2,851)
5.	**PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE**		
	Profit from ordinary activities before income tax has been arrived at after crediting (charging):		
	Depreciation of property, plant and equipment:		
	Buildings	**(991)**	(1,223)
	Plant and equipment	**(19,064)**	(23,696)
		(20,055)	(24,919)
	Net profit (loss) on sale of non-current assets:		
	Property, plant and equipment	**604**	(191)
	Reversal of write-down (write-down) in value of inventory	**5,448**	(6,199)
	Net foreign exchange gains (losses)	**1,997**	803
	Interest received or receivable from:		
	Other persons	**1,299**	1,301

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
5.	**PROFIT FROM ORDINARY ACTIVITIES BEFORE INCOME TAX EXPENSE** (continued)		
	Borrowing costs		
	Interest paid or payable to:		
	Other persons	**(18,049)**	(24,600)
	Lease finance charges	**-**	(9)
		(18,049)	(24,609)
	Capitalised interest	**8,687**	9,553
	Capitalised interest relieved	**(9,292)**	(8,277)
		(18,654)	(23,333)
	Other borrowing costs	**(858)**	(990)
	Borrowing costs capitalised	**433**	406
	Borrowing costs relieved	**(334)**	(279)
	Borrowing costs	**(19,413)**	(24,196)
	Net interest income (expense) and other borrowing costs	**(18,114)**	(22,895)
	Net (expense) credit from movement in provisions:		
	Employee benefits	**(1,596)**	2,103
	Doubtful trade debts	**951**	(570)
	Employee share plan loans	**2,265**	882
	Onerous contracts	**3,163**	4,336
	Divested businesses	**945**	178
	Other	**(557)**	(60)
		5,171	6,869
6.	**INCOME TAX**		
	Prima facie income tax expense calculated on profit from ordinary activities at 30% (2003: 30%)	**(23,466)**	(14,810)
	(Increase) decrease in tax expense due to:		
	Overseas tax rate differential	**(1,211)**	(2,396)
	Benefit of unbooked tax losses recouped	**4,365**	8,254
	Depreciation	**145**	256
	Other items	**(92)**	(483)
	Income tax (under) over provided in previous years	**2,671**	325
	Income tax expense relating to profit from ordinary activities	**(17,588)**	(8,854)
7.	**DIVIDENDS**		
	Dividends provided for or paid during the half-year not previously recognised as a liability	**-**	-
	Subsequent events - Interim dividend		
	Since the end of the half-year, the Directors declared an unfranked interim ordinary dividend of 3.0 cents per share payable on 31 March 2005.	**22,335**	-

Registrable transfers received by the Company at its share registry at Computershare Investor Services Pty Ltd, Level 5, 115 Grenfell Street, Adelaide SA up to 5:00 pm on 28 February 2005, if paper based, or by End of Day on that date if electronically transmitted by CHESS will be registered before entitlements to the dividend are determined.

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
		31 Dec 2004	31 Dec 2003
		$'000	$'000
8.	**EARNINGS PER SHARE**		
	Weighted average number of ordinary shares used in the	**Number of ordinary shares**	
	calculation of basic earnings per share	**744,508,138**	744,508,138
	Add weighted average potential ordinary shares	**307,603**	66,216
	Weighted average number of ordinary shares and potential ordinary shares used in the calculation of diluted earnings per share	**744,815,741**	744,574,354
	Net profit used in calculating basic earnings per share	**$'000**	$'000
	and diluted earnings per share	**60,644**	40,521

		Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
9.	**CASH ASSETS**		
	Cash at bank and on hand	**46,078**	10,201
	Short term deposits	**15,190**	19,844
		61,268	30,045
10.	**CURRENT RECEIVABLES**		
	Trade debtors	**301,176**	309,149
	Provision for doubtful debts	**(201)**	(1,217)
		300,975	307,932
	Share plan loans - employees, Specified Directors and Executives	**578**	1,502
	Provision for net market value adjustment	**(192)**	(650)
		386	852
	Amounts owing by joint venture entities	**-**	76
	Loans and other debtors relating to divested businesses	**5,050**	6,775
	Other debtors	**15,130**	22,029
		321,541	337,664
11.	**CURRENT INVENTORIES**		
	Raw materials and stores		
	- at cost	**16,102**	16,865
	- at net realisable value	**180**	-
	Work in progress		
	- at cost	**274,630**	459,059
	- at net realisable value	**30,489**	17,432
	Finished goods		
	- at cost	**161,721**	133,597
	- at net realisable value	**11,248**	19,726
		494,370	646,679

SOUTHCORP LIMITED AND ITS CONTROLLED ENTITIES
NOTES TO THE FINANCIAL STATEMENTS
FOR THE HALF-YEAR ENDED 31 DECEMBER 2004

		Consolidated	
		31 Dec 2004	30 June 2004
		$'000	$'000
12.	**FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS**		
	Current		
	Deferred foreign exchange losses relating to future anticipated transactions	**641**	9,277
	Amounts receivable under foreign currency hedges relating to future anticipated transactions	**47,781**	40,477
		48,422	49,754
	Non-current		
	Deferred foreign exchange losses relating to future anticipated transactions	**778**	12,429
	Amounts receivable under foreign currency hedges relating to future anticipated transactions	**63,092**	42,862
		63,870	55,291
13.	**OTHER FINANCIAL ASSETS**		
	Shares in unlisted companies - at cost	**-**	31,260
	Joint venture entities accounted for using the equity method	**-**	2,510
		-	33,770
14.	**NON-CURRENT RECEIVABLES**		
	Share plan loans - employees, Specified Directors and Executives	**13,780**	14,418
	Provision for net market value adjustment	**(4,399)**	(6,822)
		9,381	7,596
	Loans and other debtors relating to divested businesses	**1,623**	1,967
	Loans to other entities	**-**	790
	Other debtors	**6,632**	7,098
		17,636	17,451
15.	**NON-CURRENT INVENTORIES**		
	Work in progress - at cost	**177,875**	175,286
16.	**PROPERTY, PLANT AND EQUIPMENT**		
	Land and buildings		
	At cost	**244,656**	246,010
	Accumulated depreciation	**(60,935)**	(58,983)
		183,721	187,027
	Plant and equipment		
	At cost	**691,115**	685,444
	Accumulated depreciation	**(367,646)**	(358,930)
		323,469	326,514
	Total property, plant and equipment	**507,190**	513,541
17.	**GRAPE VINES**		
	Grape vines - at net market value	**209,233**	174,298
18.	**INTANGIBLE ASSETS**		
	Brand names - at cost	**605,997**	605,997
	Accumulated amortisation	**(240,000)**	(240,000)
		365,997	365,997

		Consolidated	
		31 Dec 2004 $'000	30 June 2004 $'000
19.	**CURRENT PAYABLES**		
	Trade creditors	**179,534**	247,020
	Other creditors	**33,651**	31,191
	Amount owing to joint venture entities	**-**	739
		213,185	278,950
20.	**CURRENT INTEREST-BEARING LIABILITIES**		
	Bank loans - secured by negative pledge	**21,288**	44,068
	Lease liabilities	**-**	38
		21,288	44,106
21.	**CURRENT PROVISIONS**		
	Employee benefits	**32,704**	46,081
	Dividends	**-**	-
	Divested businesses	**10,738**	12,544
	Onerous contracts	**2,050**	3,342
	Other	**11,406**	11,653
		56,898	73,620
22.	**FOREIGN CURRENCY HEDGES - ANTICIPATED TRANSACTIONS**		
	Current		
	Deferred foreign exchange gains relating to future anticipated transactions	**47,781**	40,477
	Amounts payable under foreign currency hedges relating to future anticipated transactions	**641**	9,277
		48,422	49,754
	Non-current		
	Deferred foreign exchange gains relating to future anticipated transactions	**63,092**	42,862
	Amounts payable under foreign currency hedges relating to future anticipated transactions	**778**	12,429
		63,870	55,291
23.	**NON-CURRENT INTEREST-BEARING LIABILITIES**		
	Medium term notes - secured by negative pledge	**450,000**	450,000
	Bank loans - secured by negative pledge	**40,570**	133,222
	Other loans - unsecured	**1,117**	1,164
		491,687	584,386
24.	**NON-CURRENT PROVISIONS**		
	Employee benefits	**12,540**	12,934
	Divested businesses	**5,696**	6,048
	Onerous contracts	**2,971**	4,842
	Other	**100**	100
		21,307	23,924

	Consolidated	
	31 Dec 2004	30 June 2004
	$'000	$'000
25. CONTRIBUTED EQUITY		
Share capital		
744,508,138 (June 2004: 744,508,138) ordinary shares fully paid	**1,514,282**	1,514,282
Options over unissued ordinary shares		
On 24 December 2004 Southcorp Limited granted options over 225,953 unissued ordinary shares under the Southcorp Executive Share and Option Plan. The options will be exercisable at $3.29 per share on or after 30 August 2007 subject to certain performance hurdles. The options will lapse if the performance hurdles are not achieved prior to the expiry date of the options on 24 December 2009 or earlier if employment ceases.		
During the half-year reporting period 1,713,334 (December 2003: 433,100) options lapsed.		
26. RESERVES		
Foreign currency translation	**961**	7,684
Total reserves	**961**	7,684
Movements in reserves:		
Foreign currency translation		
Balance at beginning of year	**7,684**	2,901
Net exchange differences on translation of financial statements of self-sustaining foreign operations	**(6,723)**	4,783
Balance at end of period	**961**	7,684
27. RETAINED PROFITS (ACCUMULATED LOSSES)		
Retained profits (accumulated losses) at beginning of year	**(233,392)**	(279,629)
Net profit attributable to members of Southcorp Limited	**60,644**	46,237
Total available for appropriation	**(172,748)**	(233,392)
Dividends recognised during the period		-
Retained profits (accumulated losses) at end of period	**(172,748)**	(233,392)
28. OUTSIDE EQUITY INTERESTS		
At end of year the following represents the outside equity interests in controlled entities		
Issued capital	**24**	24
Retained profits (accumulated losses)	**(13)**	(1)
	11	23
29. CONTINGENT ASSETS AND LIABILITIES		
There have been no material changes in contingent liabilities or contingent assets from the position disclosed in the 2004 Annual Report.		

30. SEGMENT INFORMATION

Primary reporting Geographic segments	Australasia	UK /Europe	Americas	Unallocated & inter-segment eliminations	Total
2004 ($'000)					
Revenue					
Sales to external customers	**230,807**	**134,580**	**163,489**	**-**	**528,876**
Inter-segment sales	**239,988**	**-**	**-**	**(239,988)**	**-**
Net increment in net market value of grape vines	**33,698**	**(1,077)**	**(344)**	**-**	**32,277**
Net market value of own-grown grapes	**-**	**2,219**	**314**	**-**	**2,533**
Other revenue	**6,232**	**452**	**2,702**	**-**	**9,386**
Segment revenue	**510,725**	**136,174**	**166,161**	**(239,988)**	**573,072**
Unallocated				**1,299**	**1,299**
Total revenue	**510,725**	**136,174**	**166,161**	**(238,689)**	**574,371**
Result					
EBIT pre significant items	**38,928**	**25,743**	**31,663**	**-**	**96,334**
Significant items	**-**	**-**	**-**	**-**	**-**
Earnings before interest and tax	**38,928**	**25,743**	**31,663**	**-**	**96,334**
Net interest and other borrowing costs				**(18,114)**	**(18,114)**
Profit from ordinary activities before income tax	**38,928**	**25,743**	**31,663**	**(18,114)**	**78,220**
Income tax expense				**(17,588)**	**(17,588)**
Profit from ordinary activities after income tax	**38,928**	**25,743**	**31,663**	**(35,702)**	**60,632**
2003 ($'000)					
Revenue					
Sales to external customers	226,768	112,517	174,021	-	513,306
Inter-segment sales	170,948	-	-	(170,948)	-
Net increment in net market value of grape vines	38,356	(906)	(435)	-	37,015
Net market value of own-grown grapes	-	2,102	876	-	2,978
Other revenue	1,325	872	1,289	-	3,486
Segment revenue	437,397	114,585	175,751	(170,948)	556,785
Unallocated				1,301	1,301
Total revenue	**437,397**	**114,585**	**175,751**	**(169,647)**	**558,086**
Result					
EBIT pre significant items	27,621	13,162	34,330	-	75,113
Significant items	(1,226)	(627)	(998)	-	(2,851)
Earnings before interest and tax	26,395	12,535	33,332	-	72,262
Net interest and other borrowing costs				(22,895)	(22,895)
Profit from ordinary activities before income tax	26,395	12,535	33,332	(22,895)	49,367
Income tax expense				(8,854)	(8,854)
Profit from ordinary activities after income tax	**26,395**	**12,535**	**33,332**	**(31,749)**	**40,513**

Compilation of segment information

Segment accounting policies are the same as the consolidated entity's policies described in Note 1. Inter-segment pricing is determined on an arm's length basis. Segment results include items directly attributable to a segment and those that can be allocated on a reasonable basis. Interest revenue and net interest and other borrowing costs are not allocated to segments as the financing function for the group is managed centrally.

Segment revenue includes sales and other revenue and is based on the geographical location of customers:
- Australasia: Viticulture, production and sale of wine.
- UK/Europe: Customers for wine mainly exported from Australia with some viticulture and production of wine in France.
- Americas: Customers for wine mainly exported from Australia with some viticulture and production of wine in the USA.

	Consolidated	
	31 Dec 2004	31 Dec 2003
	$'000	$'000
31. NOTES TO THE STATEMENT OF CASH FLOWS		
(a) Reconciliation of profit from ordinary activities after income tax to net cash provided by operating activities		
Profit from ordinary activities after income tax	**60,632**	40,513
Add (less) items classified as investing / financing activities:		
Net (profit) loss on sale of non-current assets	**(604)**	191
Add (less) non-cash items:		
Depreciation and amortisation	**20,055**	24,919
Amounts set aside to (from) provisions	**(5,171)**	(6,869)
(Reversal of write-down) write-down in value of inventory	**(5,448)**	6,199
Share of net (profit) loss from joint venture entities	**-**	(322)
Net market value of own-grown grapes	**(2,533)**	(2,978)
Net increment in market value of grape vines	**(32,277)**	(37,015)
Bad trade debts written-off not previously provided for	**52**	-
Increase (decrease) in income tax payable	**318**	(276)
(Increase) decrease in income tax receivable	**(46)**	(1,867)
(Increase) decrease in future income tax benefit	**16,955**	5,687
Increase (decrease) in deferred income tax	**(9,229)**	29
Net cash provided by operating activities before change in assets and liabilities	**42,704**	28,211
(Increase) decrease in trade and other debtors	**1,579**	(10,264)
(Increase) decrease in amount owing by joint venture entities	**(1,049)**	2,966
(Increase) decrease in inventories	**153,841**	149,629
(Increase) decrease in prepayments	**(3,027)**	(24)
Increase (decrease) in trade and other creditors	**(57,002)**	(68,615)
Increase (decrease) in provisions	**(15,195)**	(11,750)
Net operating cash flows	**121,851**	90,153

(b) Reconciliation of cash

For the purposes of the statement of cash flows, cash includes cash at bank and on hand and short term deposits, net of outstanding bank overdrafts. Cash at the end of the half-year as shown in the statement of cash flows is reconciled to the related items in the statement of financial position as follows:

Cash at bank and on hand	**46,078**	43,137
Short term deposits	**15,190**	15,962
	61,268	59,099

(c) Non-cash financing activities

Nil (2003: nil)

32. IMPACT OF ADOPTION OF AUSTRALIAN EQUIVALENTS TO INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

The Australian Accounting Standards Board ("AASB") has issued AASB equivalents to IFRS for application to reporting periods beginning on or after 1 January 2005. The impact of adopting AASB equivalents to IFRS standards will be first reflected in the financial statements for the half-year ending 31 December 2005 and the year ending 30 June 2006.

The transition to AASB equivalents to IFRS is under the control of the Chief Financial Officer ("CFO"), including training of staff and system and internal control changes necessary to gather all the required financial information. The CFO reports to the audit committee on progress. To date the AASB equivalents have been analysed and significant accounting policy changes that will be required have been identified. In some cases choices of accounting policies are available, including elective exemptions under AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards". Some of these choices are still being analysed to determine the most appropriate accounting for the Company.

This financial report has been prepared in accordance with Australian Accounting Standards and other financial reporting requirements ("Australian GAAP"). The differences between Australian GAAP and IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below.

Income tax

Under AASB 112 "Income Taxes", deferred tax balances are determined using the balance sheet method which calculates temporary differences based on the carrying amounts of an entity's assets and liabilities in the statement of financial position and their associated tax bases. In addition, current and deferred taxes attributable to amounts recognised directly in equity are also recognised directly in equity.

This will result in a change to the current accounting policy, under which deferred tax balances are determined using the income statement method, items are only tax-effected if they are included in the determination of pre-tax accounting profit or loss and / or taxable income or loss. Current and deferred taxes cannot be recognised directly in equity.

Equity-based compensation benefits

Under AASB 2 "Share-based Payment", equity-based compensation to employees will be recognised as an expense in respect of the services received. This will result in a change to the current accounting policy, under which no expense is recognised for equity-based compensation.

Financial instruments

Under AASB 132 "Financial Instruments: Disclosure and Presentation" the current classification of financial instruments issued by entities in the consolidated entity will not change.

Under AASB 139 "Financial Instruments: Recognition and Measurement" there may be major impacts as a result of foreign exchange contracts held for hedging purposes being accounted for as cash flow hedges. Changes in the fair value of those contracts will be recognised directly in equity until the hedged transaction occurs. Currently, the costs or gains arising under contracts together with any realised or unrealised gains from remeasurement are included in assets or liabilities as deferred losses or deferred gains.

The above summary should not be taken as an exhaustive list of all the differences between Australian GAAP and IFRS. The Company has not yet completed the quantification of the effects of all the differences. Accordingly, there can be no assurances that the consolidated financial performance and financial position as disclosed in this financial report would not be significantly different if determined in accordance with IFRS.

The transition to IFRS is progressing and is on track to enable the Company to provide full quantitative disclosures in the 2005 annual financial report.

33. EVENTS SUBSEQUENT TO REPORTING DATE

On 17 January 2005, Beringer Blass Wines Pty Ltd, a wholly owned subsidiary of Fosters Group Limited announced a takeover offer for the Company at a price of $4.17 per share. The directors have recommended that shareholders reject the offer. The Company is in the process of preparing a Target's statement in accordance with the requirements of the law which will be sent to all shareholders. The financial effect of the takeover bid has not been quantified.

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


18 L 43
LINDEMANS
making life more enjoyable

3 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP Holding LIMITED - FILE 82-2692
FOSTER'S TAKEOVER OFFER FOR SOUTHCORP

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643


Australia's Most Famous Wine

ROSEMOUNT
ESTATE

LINDEMANS
making life more enjoyable

3 February 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
10th Floor
20 Bridge Street
SYDNEY NSW 2000

Dear Sirs

FOSTER'S TAKEOVER OFFER FOR SOUTHCORP

Please find attached a Press Release relating to the takeover offer by Foster's Group Limited for all of the shares in Southcorp Limited, for release to the market.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
CHIEF GENERAL COUNSEL & COMPANY SECRETARY

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

ASX RELEASE

Thursday 3 February 2005

FOSTER'S LETTER TO SHAREHOLDERS AND TAKEOVERS PANEL PROCEEDINGS

Southcorp Limited (Southcorp) notes that the Takeovers Panel announced today that it has not concluded its proceedings in respect of the application made to it by Southcorp on 28 January 2005. It has described its decision to permit Foster's to send its bidder's statement to Southcorp shareholders, and subsequently to send a separate letter to our shareholders with respect to references to average broker valuations in material incorporated into the bidder's statement, as a "*holding position only, pending a final decision on the issue*".

Southcorp is unable to make any further comment on these matters as they are the subject of Panel proceedings.

The Southcorp Board continues to view the Foster's offer as inadequate and opportunistic. Southcorp shareholders should ignore the bidder's statement and any other materials sent to them by Foster's.

Southcorp shareholders should REJECT the Foster's offer. To reject the Foster's offer, shareholders should SIMPLY DO NOTHING.

In particular, the Southcorp Board recommends that Southcorp shareholders await receipt of our Target's Statement, which will set out in detail the Southcorp Board's reasons for rejecting the Foster's offer.

Contacts:

Media
Ross Thornton
Mobile: 0418 233 062

Investors
Kristina Devon
(02) 9465 1048
Mobile: 0409 030 767

Penfolds
Australia's Most Famous Wine


RECEIVED
2005 FEB 23 P 3:
ROSEMOUNT
ESTATE
The prestige wine of Australia


LINDEMANS
making life more enjoyable

9 February 2005

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

SOUTHCORP Holding LIMITED - FILE 82-2692
PRESENTATION SLIDES AND SPEAKER'S NOTES

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS
making life more enjoyable

9 February 2005

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir

2003/2004 HALF-YEAR RESULTS – SPEAKER'S NOTES

Please find attached a copy of the speaker's notes from a presentation to Analysts, following the release of the Company's interim results for the six months ended 31 December 2003 today.

Yours faithfully,
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encls.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100



Southcorp Interim Results
6 months to December 2004
Speaking Notes

9 February 2005

John Ballard – Managing Director and Chief Executive Officer
Steve McClintock – Chief Financial Officer

Forward looking statements: This presentation contains forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.

John Ballard

SLIDE 2 - AGENDA

Good morning Ladies and Gentleman. Thank you for joining us today as we announce another solid profit performance for the business and the reinstatement of the dividend.

Over the past 18 months you have seen fundamental changes in the way we do business at Southcorp. Our top priority has been developing a more disciplined approach to managing costs in order to take performance to an acceptable level in the short-term, and to build a more competitive business for the long-term.

Through the introduction of Veraison disciplines, we have driven business improvements, improved cash flow generation and lifted our return on capital employed.

For 2005, we have retained our operating focus on cost control and cash flow generation and have started to shift our strategic focus to brand investment in order to drive top line growth.

SLIDE 3 - FINANCIAL HIGHLIGHTS

The key numbers from our results are detailed on this slide:

- EBITA before 2004 significant items was up 28% to $96 million, compared to the first half last year
- Net profit after tax was up 50% to $61 million.
- As promised, there were no significant items reported for the half-year
- Operating cash flows were up over 35% to $122 million. This has been a major focus for the business.
- We have declared a 3 cent unfranked dividend for the half-year; and
- Annualised return on capital employed has reached 10.7%, up over 3 percentage points on last year and exceeding the cost of capital for the first time in two years.



SLIDE 4 - SCORECARD

For the six months we have achieved three key milestones:

We have maintained our momentum in generating cash. This has been a major focus for the business since I started and continues to be a driver.

- Since last June, we have reduced net debt by $147 million. This was primarily due to improved earnings and continued progress in working capital management. Net debt has now reduced by nearly $400 million since its peak of $842 million in July 2003.
- As a result, we have been able to comfortably resume payment of the dividend six months ahead of expectation.

During 2004 we built a solid platform for brand investment by building a strong marketing capability and introducing stronger process and planning. We have now commenced our brand reinvestment program. We are reinvesting into our portfolio of wine brands in our major markets to grow market share with a stronger focus on consumer based marketing programs.

- We have some initial successes in the UK where we launched the Lindemans "L" campaign during the 2004 financial year. In that market, prompted brand awareness has risen to its highest ever level.
- In Australasia and the Americas we commenced our A&P investment in November with TV advertising for Lindemans and Rosemount. This should begin to positively impact sales in the second half.

And Veraison has maintained its momentum. Veraison is the structured process for developing stronger business and financial disciplines, combining major strategic projects with ongoing attention to cost saving and process improvement.

- Over the last six months we made significant inroads into the implementation of the asset review. We are right on track to complete all projects on time and to budget. This is targeted to deliver incremental earnings of $20 million in 2006 rising to $27 million per annum by 2008.
- You may be interested to know that new crushing equipment is already in operation at Karadoc and the high speed bottling line from Denman has been successfully commissioned at Karadoc.
- And Veraison is ongoing. This year we are focused on streamlining the cost base and simplifying, standardising and consolidating our current processes. The cost savings from Veraison in the future will be significant as we move to achieving full potential.

SLIDE 5 – REGIONAL REVIEW

This slide shows a snapshot of sales and margins across the business in Australian dollars. I'll just highlight a few things before going through the regions in detail.

Sales revenue was up 3% to $529 million in Australian dollars. The major impacts included:

- Strong growth in sales revenue from the UK/Europe region, which increased 20% in the half-year.
- Flat sales in Australasia reflecting the competitive trading environment; and a



- Decrease in sales revenue from the Americas region of 6% due to adverse currency impacts. Sales revenue in US dollars was actually up close to one percent.

EBITA was very strong, up 28%, driven by:
- Strong performance in the Australasian and UK/European markets.
- Tightened control over selling and period costs and improved cost of goods sold
- Improved inventory management.
- A significant increase in advertising and promotional spend in the Australasian and Americas regions.
- Adverse SGARA impact; and
- Currency affected the result in the Americas region. In constant currency terms, Americas earnings were up 15%

Overall, margins have improved significantly for the business, from 14.6% to 19.1%, with substantial improvements in Australasia and UK/Europe, and flat performance in Australian dollars from the Americas region.

Let's now turn to each of our regions, starting with Australasia.

SLIDE 7 – AUSTRALASIA - FINANCIAL OVERVIEW

Australasian earnings have grown 40% over the previous corresponding period, a strong result in a competitive Australian marketplace. After a year of restructuring the cost base to establish a sustainable profit model, the business is refocused on brand investment and profitable growth. A number of consumer based advertising campaigns have been developed and are being rolled out for the major brands – Penfolds, Rosemount and Lindemans.

The key numbers include:
- Case rate improvements of 2.6%, reflecting improved mix and some price increases. We sold Penfolds premium wines from the May 2004 release during the six months. This is consistent with our previously stated policy of making these wines available throughout the year.
- Volumes remained flat as anticipated reflecting the impact of continuing competitive trading conditions.
- Margin improvements from 12.1% to 16.7% reflect the above impacts combined with continuing strong controls over overhead expenses and improved COGS.
- We embarked on a substantial increase in advertising and promotional spending to support brand investment plans with spending up 40%. Much of this occurred in November and December and should begin to benefit sales in the second half.

SLIDE 8 – AUSTRALASIA – BUSINESS HIGHLIGHTS

The business highlights for the region include:
- Benefits from restructuring the sales teams and support functions. 2004 was focused on getting the right teams in place and right sizing the cost base to take the business forward. We are now enjoying the benefits of a lower cost base.

- We saw continued strength from the Asian region as we improved distribution in our key markets. As mentioned in 2004, one of the key drivers here was a move to more direct distribution to our key customers which has seen improved positioning of our product in-store, better ranging and more effective promotions.
- There has been an escalation in performance of our mainstream boutique brands. In particular Seppelt, Devil's Lair, Coldstream Hills and Leo Buring. Seppelt is now one of the fastest growing brands in Australia!
- There's been an increase in new product innovation as we harness our skills in identifying market opportunities. These include the launch in September of the New Zealand Sauvignon Blanc Secret Stone and new Koonunga Hill SKUs.
- We've had some great initial success from the Wine Bar rollout. While still on a very small scale, Wine Bar is overtrading by a country mile in the stores that have introduced it.
- Lastly, we've seen a turnaround in our sparkling performance, an area in the portfolio where we have been weak. This has been led by the introduction of Killawarra Dusk and strong performance from Riccadonna, where we have in fact just been reappointed as exclusive distributors.

Overall, the Australian marketplace remains highly competitive with significant price competition. We remain committed to profitably growing our business and have resisted the temptation to discount our product unnecessarily in order to drive volume growth. While top line growth was flat, we are very pleased by the continued earnings recovery in current market conditions and look forward to some positive sales growth in the second half.

Moving to Europe.

SLIDE 8 – UK / EUROPE - FINANCIAL OVERVIEW (AUD)

This slide shows the region's results in Australian dollars. I will however focus on the local currency results.

SLIDE 9 – UK / EUROPE - FINANCIAL OVERVIEW (GBP)

The business has continued to perform well ahead of expectation. Like Australia, we have continued to focus on costs in the region and have enjoyed the results of successful advertising and promotional investment.

The highlight of the region's performance is the 82% increase in earnings, which has seen local currency margins rise from 9.5% to 14.9%. This business is well and truly back on track.

- Volumes were up 16% as successful brand investment in the UK gained traction
- Case rates were maintained compared to the 2004 half-year – a solid result.
- Local currency margin improvements reflect the continued reduction in selling and period costs. We are also enjoying the benefit of lower COGS.

SLIDE 10 – UK / EUROPE – BUSINESS HIGHLIGHTS

This year we have capitalised on the hard work of last year. In 2004 we were focused on the development and implementation of the UK go-to-market strategy, rebuilding customer

relationships and implementing business improvements. This year has been focused on rebuilding the brands from a reasonable base and building upon the consumer based marketing campaigns introduced last year.

Business highlights include:

- Strong Lindemans brand performance, underpinned by TV advertising in the UK. As mentioned earlier, prompted brand awareness has risen to its highest ever level.
- The UK strategy of reduced discounting has been maintained and continues to drive more profitable unit sales.
- We have stepped up new product development with successful launches including a 3 litre product in Norway.

Now moving to the Americas.

SLIDE 11 – AMERICAS - FINANCIAL OVERVIEW (AUD)

This slide shows the region's results in Australian dollars. The results have again been impacted by currency, so I will focus on the US dollar results.

SLIDE 12 – AMERICAS - FINANCIAL OVERVIEW (USD)

The USA market is beginning to see the California wine surplus ease as supply comes back in line with demand. However, market conditions have remained highly competitive, in part due to the introduction of new brands, many of which are new Australian wines. We were therefore very pleased to generate earnings improvements of 15%.

- Local currency case rates have declined 4.1% since the 2004 half-year and 1.4% since the 2004 financial year. This reflects a continued mix shift to 1.5L products and the success of the Little Penguin.
- Volumes were up 5.0% driven by the success of the Little Penguin, which was released to the market in July.
- Local currency margins improved as a result of control over selling and period costs and improved COGS. As foreshadowed previously to the market, advertising and promotional spend increased significantly for the half-year, up 50%.

SLIDE 13 – AMERICAS – BUSINESS HIGHLIGHTS

The business highlights for the region include:

- The launch of the Little Penguin, which got off to a strong start in both the USA and Canada. Since its July launch the Little Penguin has achieved the number 7 ranking for Australian table wine in the USA... a great result!
- The business completed the formal review of operations in October 2004 and the team has begun implementing changes.
- We've sustained strong growth in the Canadian market. This is on top of last year's record of over 1 million cases; and

I'd now like to hand over to Steve McClintock to take you through the financials in more detail. Steve...



Steve McClintock

SLIDE 14 – FINANCIAL REVIEW

Thank you John and good morning ladies and gentlemen. Before I start I should say that the financial information you receive this morning has been reviewed by KPMG and the Appendix 4D includes a copy of the half-year report. The half-year report includes considerably more financial detail than for the 2004 half-year given the Foster's bid. We want to be as transparent as possible at this time.

SLIDE 15 – RESULTS

John has outlined to you the results for each of the regions and the factors impacting each region's financial performance. This slide summarises the results for the company as a whole.

John discussed sales revenue for each of the regions. Other revenue in both years includes the net increment in the market value of grape vines, which amounted to $32 million in 2005, down from $37 million in the prior year.

EBITA has increased by 28% from $75 million to $96 million in the current year. John discussed each of the region's contribution to this result and commented on the negative SGARA result. Net SGARA profit was down $4 million compared to a net zero result last year. The primary reason for this is an expected lower 2005 vintage in terms of both yield and price. Vineyard operating costs remained flat despite higher operating hectares.

There is no amortisation this year given the goodwill write-off in 2003. The lower interest cost reflects lower borrowings.

Income tax attributable to the underlying result reflects an effective rate of 22.5%, which is impacted by the recoupment of US losses not recognised on the balance sheet. A full reconciliation to the statutory rate is included in the accounts.

In line with previous guidance, there were no significant items booked for the half.

When you look at the results for the half, you will see the turnaround in inventory write-offs in the six months. This half-year we had a $5 million net release from provisions. As I have said on a number of occasions previously, we have been focused on inventory and I'm pleased to say that we are getting on top of the issue.

SLIDE 16 – CASH FLOW

The highlight for the result has undoubtedly been the substantial improvement in cash flow. This is a strong cash flow statement. It has allowed us to reduce debt by close to $150 million over the last six months and resume the payment of a dividend ahead of expectations.

The good performance continued into January 2005 and at 31 January net debt was $404 million. At 30 June 2005 I expect net debt to be around $500 million after the dividend payment, considerable capital expenditure in the second half and grape payments.

Operating cash flows are up from $90 million to $122 million, an improvement of approximately $30 million. An amount of $21 million comes from improved profit performance and a further $9 million from improved working capital.

Capital expenditure has increased to $20 million. For 2005, capital expenditure levels are expected to be in the range of $80 to $90 million as we make the substantial investment associated with the previously announced asset review. This is $10 million higher than previous expectations as a result of the approval of a number of projects with attractive payback periods. What is great is that we now have the financial ability to do this.

In July 2004 we received $31 million in cash from a divested business. This represents the last of the receipts from the sale of non-core assets and collection of receivables from previously divested businesses.

SLIDE 17 – BALANCE SHEET

Since December 2003, capital employed has reduced by $184 million to $1.8 billion:

- A feature has been the control over working capital. Current inventory has declined 4% despite a 23% increase in the 2004 vintage intake. This was due to reductions in raw materials and lower prices for grapes.
- Property, plant & equipment decreases largely result from asset write-downs of $65 million associated with the asset review

Since June 2004, finished goods inventories have increased marginally as we built safety stocks to transition us through the relocation of the bottling lines from Denman to Nuriootpa and Karadoc.

SLIDE 18 – HEDGE BOOK

The results for the year have been impacted by currency, but not to the extent we thought given the weakening of the Australian dollar to the pound compared to last year. The full year negative impact from currency is now expected to be around $15 million, down from our previous estimates of $25 million.

This is our hedge book as it currently stands. I have included the effective rates on the slide which, for 2005 and 2006, assume a spot rate of A$1=US$0.760 and A$1=GBP0.405.

SLIDE 19 – KEY RATIOS

In summary, these are our key ratios for the 2005 half-year. They show that we are moving in the right direction and that we have well and truly positioned the business for growth in the future.

John...

SLIDE 20 – OUTLOOK

John Ballard
Thanks Steve.

SLIDE 21 – FOCUS FOR 2005
I'd now like to recap the key areas of focus for 2005:

Brand investment – We are reinvesting into our portfolio of wine brands to grow market share with a stronger focus on consumer based marketing programs. We have built a solid platform for investment and now have the:

- Right teams in place to build marketing investment and development programs
- Stronger process and planning including more robust brand strategies and brand planning
- And we have had some initial successes

We are currently implementing the asset review – Most of the activity will occur during this year including:

- The relocation of bottling at Denman and Great Western to Karadoc and Nuriootpa.
- Consolidation of Yenda and Seppeltsfield winemaking into Karadoc and Nuriootpa.
- Closure of six distribution centres, and
- Expansion of distribution capacity at Karadoc.

And lastly, we will continue to pursue business improvements – We will rigorously review every business process to streamline our cost base and improve our competitiveness.

- In particular, we will be focussing on driving productivity gains from the new asset structure by undertaking end-to-end business process reviews in order to simplify, standardise and consolidate our current processes and practices.
- Veraison is a process that is helping us identify, quantify, implement and follow through on initiatives.

SLIDE 22 – OUTLOOK
The 2005 vintage is almost upon us. This year we expect average yields so should take in less fruit than last year. Total grape costs are expected to decrease as a result of a smaller intake combined with downward pressure on the market price for grapes. We will also have a lower exposure to over-market and onerous grape contracts.

While market conditions remain competitive in all our regions, the business still expects to deliver modest earnings growth in 2005. This will be underpinned by an increased investment in advertising and promotion. The business will also benefit from lower costs realised from the higher 2004 vintage and a continued focus on cost reduction.

As previously announced to the market, 2005 earnings will include the impact of currency and the lower availability of super premium wines from the drought-affected 2002 vintage. The combined

effect of these factors is approximately $20 million. Most of this will impact the second half. Our previously stated expectation of modest earnings growth this year remains unchanged.

In closing, I'd like to reinforce a few points. It's been a tough 18 months. You've heard me say that a number of times. It's competitive out there and it makes turning around the prospects of our business just that more of a challenge but a challenge that we are clearly meeting with increasing success.

The management team at Southcorp is delivering. We've delivered another solid result. Cash flow generation and debt reduction have been a particular highlight of the past 18 months and that has manifest itself in a promised reinstatement of the dividend, an achievement we have managed to deliver six months ahead of expectation.

The management team have worked to reduce the cost base and right size the organisational structure to suit the changed competitive landscape. We've now found a solid base for volumes in each market, one that is built around a much reduced level of discounting. It meant we had to give up some market share but that has now pretty much stabilised in all markets and profitability has been enhanced.

We're only just starting to reinvest in our brands through consumer based marketing campaigns and the programs we develop will be the basis of rebuilding market share profitably over the next few years.

Importantly, the cycle is turning. We've seen reduced vintages out of California, and the 2005 Australian vintage should be smaller than last year, factors that are bringing supply and demand back into balance. We believe we've seen the worst of the wine cycle.

Ladies and Gentlemen, this business in now in far better shape than it was 18 months ago. We're on track to deliver significant improvements from the implementation of the asset review and there are continuing Veraison programs in progress to further reduce our cost base and enhance our top line performance.

Q&A

With that I would like to now open up to questions. At this point I need to point out that we are not prepared to respond to questions relating to Foster's takeover bid or be more specific about outlook statements. We are in the process of putting together our Target's Statement and that will be sent to Shareholder's in a week or so. This document will contain a lot of detailed information about our outlook and response to the takeover bid and at that point we will be happy to answer your questions in more detail.

As we have both media and analysts in the briefing, could we take questions from the analysts first and media afterwards.

Thank you ladies and gentlemen. I'd now like to open up to questions.

SOUTHCORP

Interim Results

6 months to December 2004

9 February 2005

Agenda

- Overview & Regional Review
  John Ballard, MD & CEO
- Financials
  Steve McClintock, CFO
- FY05 Outlook
  John Ballard, MD & CEO
- Q&A

Financial Highlights

	HY05	HY04	Change
EBITA	$96.3m	$75.1m [1]	up 28%
Significant items after tax	-	-$2.0m	-
Net profit after tax	$60.6m	$40.5m	up 50%
Operating cash flow	$121.9m	$90.2m	up 35%
Dividend	3 cps	-	-
ROCE	10.7%	7.6% [1]	up 3.1pp

[1] before 2004 half-year significant items

Scorecard



Strong cash flow generation

- ~$147 million reduction in net debt since 30 June 2004
- Resumption of the dividend ahead of expectations



Brand reinvestment has begun

- UK/ Europe beginning to yield solid results
- Australasia and Americas commenced A&P investment late in the half



Veraison ongoing – more cost savings to come

- Asset review implementation on time and on budget
- Currently reviewing all business processes to streamline our cost base

Regional Overview

AUD millions			
Sales Revenue	**HY05**	**HY04**	**% chg**
Australasia	230.8	226.8	1.8%
UK / Europe	134.6	112.5	19.6%
Americas	163.5	174.0	-6.1%
	528.9	**513.3**	**3.0%**
EBITA [1]			
Australasia	38.4	27.5	39.6%
UK / Europe	28.1	13.2	113.7%
Americas	34.2	34.3	-0.4%
	100.8	75.0	34.3%
SGARA	-4.4	0.0	n/a
	96.3	**75.1**	**28.3%**
EBITA / Sales			**% points**
Australasia	16.7%	12.1%	4.5%
UK / Europe	20.9%	11.7%	9.2%
Americas	20.9%	19.7%	1.2%
	19.1%	**14.6%**	**4.4%**

[1] before 2004 half-year significant items

Australasia – Financial Overview

AUD millions	HY05	HY04	% chg
Volumes [1]	4.6	4.6	-0.8%
Sales Revenue	230.8	226.8	1.8%
EBITA	38.4	27.5	39.6%
EBITA / Sales	16.7%	12.1%	
Sales Revenue / Case	$50.07	$48.78	2.6%

[1] million cases 9 litre equivalent excluding bulk wine

Australasia – Business Highlights

- Benefits from restructuring sales teams and support functions.
- Continued strength from the Asian region, a result of improved distribution in key markets
- Escalation in performance of mainstream boutique brands including Seppelt, Devil's Lair, Coldstream Hills and Leo Buring
- Increase in new product innovation – including Secret Stone and new Koonunga Hill SKUs
- Initial success from Wine Bar rollout
- Turnaround in sparkling performance led by Killawarra Dusk and Riccadonna

UK / Europe – Financial Overview

AUD millions	HY05	HY04	% chg
Sales Revenue	134.6	112.5	19.6%
EBITA	28.1	13.2	113.7%
EBITA / Sales	20.9%	11.7%	

UK / Europe – Financial Overview

GBP millions	HY05	HY04	% chg
Volumes [1]	2.9	2.5	16.1%
Sales Revenue	53.9	46.5	15.9%
EBITA [2]	8.0	4.4	81.6%
EBITA / Sales	14.9%	9.5%	
Sales Revenue / Case	£18.53	£18.58	-0.2%

[1] million cases 9 litre equivalent
[2] 2004 half-year A$ costs included in EBITA have been converted to GBP at 2005 half-year rates

UK / Europe – Business Highlights

- Strong Lindemans brand performance, underpinned by TV advertising in the UK. Prompted brand awareness has risen to its highest ever level
- The UK strategy of reduced discounting has been maintained and continues to drive more profitable unit sales
- New product development, including 3 litre product in Norway, has delivered additional sales

Americas – Financial Overview

AUD millions	HY05	HY04	% chg
Sales Revenue	163.5	174.0	-6.1%
EBITA	34.2	34.3	-0.4%
EBITA / Sales	20.9%	19.7%	

Americas – Financial Overview

USD millions	HY05	HY04	% chg
Volumes [1]	2.9	2.7	5.0%
Sales Revenue	120.3	119.5	0.7%
EBITA [2]	12.7	11.1	14.9%
EBITA / Sales	10.6%	9.3%	
Sales Revenue / Case	$41.98	$43.79	-4.1%

[1] million cases 9 litre equivalent

[2] 2004 half-year A$ costs included in EBITA have been converted to USD at 2005 half-year rates

Americas – Business Highlights

- The Little Penguin launch got off to a strong start in both the USA and Canada and has achieved the number 7 ranking for Australian table wine in the USA (according to November Nielsen data)
- The business completed its formal review of operations in October 2004 and has begun implementing changes
- Sustained strong Canadian growth on top of last year's record of 1+ million cases

Financial Review

Steve McClintock
Chief Financial Officer



Results

$A million	HY05	HY04	% chg
Sales Revenue	528.9	513.3	3.0%
Other Revenue	45.5	44.8	1.6%
Total Revenue	**574.4**	**558.1**	**2.9%**
Underlying Results:			
EBITA	96.3	75.1	28.3%
Amortisation	-	-	-
Net Interest	-18.1	-22.9	-20.9%
Income Tax	-17.6	-9.7	81.1%
Net Profit After Tax	**60.6**	**42.5**	**42.6%**
Results including significant items:			
Significant Items after tax	-	-2.0	n/a
Net Profit After Tax	**60.6**	**40.5**	**49.7%**

Cash Flow

	HY05	HY04
EBITA	96.3	75.1
Add back: depreciation & cash impact of significant items	20.1	17.7
Change in working capital & non-current inventory	82.3	73.5
Change in net market value of grape vines	-32.3	-37.0
Net interest	-18.4	-23.4
Income tax paid	-9.6	-8.1
Other	-16.5	-7.8
Operating Cash Flow	**121.9**	**90.2**
Capital expenditure	-20.4	-9.6
Sale of assets & other	36.7	-1.7
Investing Cash Flow	**16.3**	**-11.3**
Dividends	-	-74.5
Divested businesses & other	3.7	62.8
Financing Cash Flow	**3.7**	**-11.6**
Net Debt		
Opening position	598.4	767.5
Net cash movement	-146.7	-66.1
Closing Debt Position	**451.7**	**701.4**

Balance Sheet

	HY05	FY04	HY04
Trade debtors	301.0	307.9	288.1
Current inventory	494.4	646.7	514.3
Less: trade creditors	-179.5	-247.0	-146.2
Working Capital	615.8	707.6	656.2
Non-current inventory	177.9	175.3	189.3
Property, plant & equipment	507.2	513.5	589.8
Grape vines	209.2	174.3	210.3
Intangible assets	366.0	366.0	366.0
Other net assets	-3.7	47.9	41.3
Provisions	-78.2	-97.5	-75.2
Capital Employed	**1,794.2**	**1,887.0**	**1,977.7**

Hedge Book

USD Book	**2005**	**2006**
% Cover	94%	50%
Hedge Rate	0.641	0.621
Effective Rate [1]	0.648	0.691

GBP Book		
% Cover	95%	58%
Hedge Rate	0.388	0.385
Effective Rate [1]	0.389	0.393

▪ data as at 31 December 2004

[1] Effective rates for 2005 and 2006 are an estimate based on A$1=US$0.760 and A$1=GBP0.405

Key Ratios

	HY05	2004	2003
EBITA [1] / Sales Revenue	19.1%	16.6%	11.7%
ROCE [1,2]	10.7%	9.3%	5.9%
EPS (basic)	8.1c	6.2c	-124.2c
Gearing	34%	46%	62%
Net Interest Cover [3]	5.3x	4.1x	2.7x

[1] before 2004 and 2003 significant items
[2] EBITA for HY05 annualised
[3] EBITA (before significant items) / net interest

Outlook

John Ballard
Managing Director &
Chief Executive Officer


SOUTHCORP

Focus for FY05

- **Brand investment**
  - The right teams in place to build marketing investment and development programs
  - Stronger processes and planning
  - Initial successes
- **Implementation of the asset review**
  - Relocation of bottling from Denman and Great Western to Karadoc and Nuriootpa
  - Consolidation of Yenda and Seppeltsfield winemaking into Karadoc and Nuriootpa
  - Closure of six distribution centres
  - Expansion of distribution capacity at Karadoc
- **Continue to pursue business improvements**
  - Driving productivity gains from the new asset structure
  - Veraison is a process that is helping us identify, quantify, implement and follow through on initiatives



2005 Outlook

- 2005 vintage expected to be 'average' in yield, smaller than 2004 and lower grape prices
- Reiterate expectations for modest earnings growth
- Increased investment in advertising and promotion
- Impact from currency and lower supply of super premium wines



Interim Results
6 months to December 2004

9 February 2005



Appendices

- SGARA
- Relevant Exchange Rates
- EBITA Reconciliation – UK / Europe
- EBITA Reconciliation – Americas

SGARA

$A millions	HY05	HY04
Revenue (Net market value of own grapes)	2.5	3.0
Vineyard operating costs	-31.2	-31.0
Net increment in net market value of grape vines	32.3	37.0
Gross SGARA profit	3.6	9.0
Previous net market value adjustments released to COGS	-8.0	-9.0
Net SGARA Profit	**-4.4**	**0.0**

Relevant Exchange Rates

US	**HY05**	**HY04**	**% chg**
Weighted Average Rate	0.750	0.698	7.4%
Period End Spot Rate	0.779	0.750	3.9%
GBP			
Weighted Average Rate	0.400	0.413	-0.3%
Period End Spot Rate	0.405	0.421	-0.4%

EBITA Reconciliation – UK / Europe

	HY05	HY04
GBP millions	GBP	GBP
EBITA (constant currency adjusted) [1]	8.0	4.4
Add back: Constant currency adjustment [1]	-	-0.3
EBITA (reported)	8.0	4.1
AUD millions	AUD	AUD
EBITA (AUD before hedge book impact)	23.2	8.3
Hedge book gain / (loss)	4.9	4.9
EBITA (reported)	28.1	13.2

[1] 2004 half-year A$ costs included in EBITA have been converted to GBP at 2005 half-year rates

EBITA Reconciliation – Americas

	HY05	HY04
USD millions	USD	USD
EBITA (constant currency adjusted) [1]	12.7	11.1
Add back: Constant currency adjustment [1]	-	5.7
EBITA (reported)	12.7	16.8
AUD millions	AUD	AUD
EBITA (AUD before hedge book impact)	18.7	23.9
Hedge book gain / (loss)	15.5	10.4
EBITA (reported)	34.2	34.3

[1] 2004 half-year A$ costs included in EBITA have been converted to USD at 2005 half-year rates

Forward Looking Statements

This presentation may contain forward-looking statements, which may be subject to significant uncertainties outside of Southcorp's control. Actual future events may vary materially from these forecasts.